2020

NOTICE OF
ANNUAL MEETING AND
PROXY STATEMENT

 IRON MOUNTAIN®

IRON MOUNTAIN INCORPORATED

NOTICE OF 2020 ANNUAL MEETING OF STOCKHOLDERS

BACKGROUND


Date and Time
May 13, 2020, at 9:00 a.m. Eastern Time


Place
Live audio webcast accessible at https://www.virtualshare holdermeeting.com/IRM2020


Who Can Vote
Stockholders of record at the close of business on March 16, 2020 (5:00 p.m. Eastern Time) may vote at the virtual Annual Meeting or any adjournment thereof

Dear Stockholder:

You are cordially invited to attend the virtual Annual Meeting of Stockholders (the "Annual Meeting") of Iron Mountain Incorporated ("Iron Mountain", the "Company", "we", "us" or "our") on Wednesday, May 13, 2020, at 9:00 a.m. Eastern Time.

As part of our precautions regarding the coronavirus (COVID-19), we are sensitive to the public health and travel concerns that our stockholders may have, as well as any protocols that federal, state and local governments may impose. As a result, the Annual Meeting will be a virtual stockholder meeting, conducted via live audio webcast, through which you can submit questions and vote online. The Annual Meeting can be accessed by visiting https://www.virtualshareholdermeeting.com/IRM2020 and entering your 16-digit control number (included in the Notice Regarding the Availability of Proxy Materials, which is being mailed to stockholders of record on or about April 3, 2020 (the "Notice of Internet Availability")). The Annual Meeting will be for the purposes of considering and voting on:

VOTING ITEMS

	Board Recommendation
PROPOSAL 1 Election of directors to the Company's board of directors (the "Board"), to serve until the next Annual Meeting or until their successors have been duly elected and qualified;	✓ **FOR** each director nominee
PROPOSAL 2 Approval, by a non-binding advisory vote, of the compensation of our named executive officers;	✓ **FOR**
PROPOSAL 3 Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020; and	✓ **FOR**

Such other business as may properly come before the meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the attached Proxy Statement.

Only stockholders of record at the close of business (5:00 p.m. Eastern Time) on March 16, 2020 are entitled to notice of, and to vote at, the Annual Meeting and at any adjournments or postponements thereof.

Your Vote is Important Regardless of the Number of Shares that You Beneficially Own

Attached to this notice is a Proxy Statement relating to the proposals to be considered at the Annual Meeting. We urge you to read the Proxy Statement carefully and, whether or not you plan to attend the virtual Annual Meeting, to vote your shares:


By Internet
www.proxyvote.com


By telephone
1-800-690-6903


By mail
Complete and mail your proxy card to the address provided

Instructions regarding each method of voting are provided in the Notice of Internet Availability and stockholders can access proxy materials and vote at www.proxyvote.com. If you desire to submit your vote by mail, you may request a paper proxy card at any time on or before April 29, 2020. If you desire to submit your vote via internet or telephone, follow the instructions at www.proxyvote.com and use the stockholder identification number provided in the Notice of Internet Availability.

If you hold shares in the name of a brokerage firm, bank, nominee or other institution, you must provide a legal proxy from that institution in order to vote your shares at the Annual Meeting, except as otherwise discussed in the Proxy Statement.

All stockholders are cordially invited to attend the virtual Annual Meeting.

By order of the Board of Directors,

Deborah Marson

Deborah Marson, *Secretary*
Boston, Massachusetts
April 3, 2020

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2020 ANNUAL MEETING OF STOCKHOLDERS:
This Notice of Annual Meeting and Proxy Statement, Iron Mountain Incorporated's Annual Report to Stockholders for the year ended December 31, 2019, and directions to the Annual Meeting are available at: https://materials.proxyvote.com/46284v.

PROXY SUMMARY

This summary contains highlights about Iron Mountain and the upcoming Annual Meeting. This summary does not contain all of the information that you should consider in advance of the Annual Meeting, and we encourage you to read the entire Proxy Statement and our 2019 Annual Report on Form 10-K carefully before voting.

Notice and Voting Roadmap

GENERAL INFORMATION



Meeting:
Annual Meeting of Stockholders

Date:
Wednesday, May 13, 2020

Time:
9:00 a.m. EST

Location:
Live audio webcast available at https://www.virtualshareholdermeeting.com/IRM2020

Record Date:
March 16, 2020



Stock Symbol:
IRM

Exchange:
NYSE

Common Stock Outstanding:
287,869,291 as of March 16, 2020

Registrar & Transfer Agent:
Computershare

State of Incorporation:
Delaware

Founded:
1951

Public Company Since:
1996



Corporate Website:
www.ironmountain.com

Investor Relations Website:
investors.ironmountain.com

2020 Annual Meeting Materials:
www.proxyvote.com

Voting Roadmap



PROPOSAL
1

ELECTION OF DIRECTORS

The Board recommends a vote **FOR** each director nominee

▶ See page 8

Director Nominees

Name and Position	Age	Independent	Years of Tenure	A	C	N&G	F	R&S	Other Current Public Company Boards
Jennifer Allerton Chief Information Officer, F. Hoffman la Roche (retired)	68	✔	6	△				△	Sandvik AB Aveva plc
Pamela M. Arway President, Japan/Asia Pacific/ Australia Region, American Express International, Inc. (retired)	66	✔	6		▲	△			The Hershey Company DaVita Inc.
Clarke H. Bailey Chairman and Chief Executive Officer, EDCI Holdings, Inc.	65	✔	22			△		▲	SMTC Corporation
Kent P. Dauten Chairman, Keystone Capital, Inc.	64	✔	23	△		△	▲		
Paul F. Deninger Senior Managing Director, Evercore Inc. (retired)	61	✔	10	△			△		Resideo Technologies, Inc. EverQuote, Inc.
Monte Ford Principal Partner, CIO Strategy Exchange	60	✔	1	△				△	Akamai Technologies, Inc. Michaels Companies, Inc.
Per-Kristian Halvorsen Chief Technology Officer, Intuit, Inc. (retired)	68	✔	11	△			△		
Robin L. Matlock Senior Vice President and Chief Marketing Officer, VMware, Inc.	54	✔	<1	△		△			
William L. Meaney Chief Executive Officer, Iron Mountain	59		7						State Street Corporation
Wendy J. Murdock Chief Product Officer, MasterCard Worldwide (retired)	67	✔	4	△		△			
Walter C. Rakowich Chief Executive Officer, Prologis (retired)	62	✔	7	▲		△	△		Host Hotels & Resorts, Inc. Ventas, Inc.
Doyle R. Simons Chief Executive Officer, Weyerhaeuser Co. (retired)	56	✔	<1		△		△		Fiserv, Inc.
Alfred J. Verrecchia Chairman, Hasbro, Inc. (retired) **Independent Chairman of the Board of Iron Mountain**	77	✔	10			▲			

A: Audit Committee
C: Compensation Committee
N&G: Nominating and Governance Committee
F: Finance Committee
R&S: Risk & Safety Committee

▲ Chair
△ Member

IRON MOUNTAIN®

BOARD SNAPSHOT

▶ **INDEPENDENCE**

Including the Chairman of the Board



92% independent

▶ **TENURE**



3 (11 years or more)

4 (0 to 5 years)

8.2 years average tenure

6 (6 to 10 years)

▶ **AGE**



1 over 70 years

3 50 to 59 years

63.7 years average age

8 60 to 69 years

▶ **GENDER DIVERSITY**



4 Female

31% female

9 Male

Corporate Governance Highlights

The Board believes strong corporate governance is critical to achieving Iron Mountain's long-term strategic goals and maintaining the trust and confidence of investors, employees, customers and other stakeholders. The following are highlights of our Corporate Governance Program:

Board Independence

- ✓ All directors are independent except the CEO
- ✓ Board committees are 100% independent
- ✓ Executive sessions at each Board meeting

Board Performance

- ✓ Diverse Board with mix of skills, gender, tenure and age
- ✓ Each director attended at least 75% of the Board meetings and each director's committee meetings held during the period each director served on the Board during 2019
- ✓ Annual Board and committee evaluations overseen by the Nominating and Governance Committee

Corporate Governance Best Practices

- ✓ Annual election of directors with majority voting standard
- ✓ Significant shareholder ownership requirements for executives and Board
- ✓ Commitment to transparent reporting on sustainability and corporate responsibility efforts
- ✓ Hedging and pledging of Company stock by directors and executives is prohibited
- ✓ Code of Ethics



PROPOSAL 2

APPROVAL, BY A NON-BINDING ADVISORY VOTE, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

✓ The Board recommends a vote **FOR** this Proposal

▶ See page 30

▶ **PERFORMANCE AND COMPENSATION HIGHLIGHTS**

Revenue ($MM):



3%*

$4,263

2019

* $4,263M is up 3% YoY based on constant currency

3 Year CEO Pay – TSR Alignment



3 Year TSR: 20%[1]

■ Realizable Pay
■ Opportunity

(1) TSR is calculated based on the dividend adjusted closing price per share of Common Stock on the NYSE on December 31 for years 2016 through 2019 as of December 31, 2019.

▶ **CEO**



75% LTI

10% Salary

15% STI

68% At-risk

CEO: William Meaney (Age 59; CEO 2013-present)

PERCENTAGE 2019 CEO INCENTIVE COMPENSATION AT RISK: 68% of Total Compensation

METRICS USED FOR SHORT-TERM INCENTIVE COMPENSATION: Revenue, Adjusted EBITDA, AFFO Per Share, Strategic Objectives

METRICS USED FOR LONG-TERM INCENTIVE COMPENSATION: Revenue, ROIC, New Product Revenue, Relative TSR

STOCK OWNERSHIP GUIDELINES: Yes

ANTI-HEDGING/ ANTI-PLEDGING POLICY: Yes

PROPOSAL 3

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 The Board recommends a vote **FOR** this Proposal

▶ See page 71

TABLE OF CONTENTS

CORPORATE GOVERNANCE MATTERS

PROPOSAL

1

ELECTION OF DIRECTORS

 **The Board recommends that you vote FOR the election of each of the Board's thirteen (13) nominees to serve as directors of Iron Mountain until the 2021 Annual Meeting of Stockholders or until their successors are elected and qualified.**

The Board currently consists of fourteen (14) directors. In February 2020, the size of the Board was set at 13 directors, to take effect immediately at the conclusion of the Annual Meeting. Each director is currently serving a one-year term, and the term of each director will expire at the Annual Meeting. At the Annual Meeting, each nominee is to be elected for a one-year term to serve until the Company's 2021 Annual Meeting of Stockholders or until such nominee's successor is elected and qualified.

The Board has selected as nominees the following thirteen (13) individuals, all of whom are current directors of the Company: Jennifer Allerton, Pamela M. Arway, Clarke H. Bailey, Kent P. Dauten, Paul F. Deninger, Monte Ford, Per-Kristian Halvorsen, Robin L. Matlock, William L. Meaney, Wendy J. Murdock, Walter C. Rakowich, Doyle R. Simons and Alfred J. Verrecchia. Ted R. Antenucci is not standing for re-election at the Annual Meeting. Each nominee has agreed to serve if elected, and management has no reason to believe that any of the nominees will be unavailable to serve. For more detail on the process our Board follows when selecting nominees, please see page 16.

Required Vote

Each director nominee must receive a majority of the votes cast on his or her nomination to be elected, with abstentions and broker non-votes not counting as votes cast. Under Iron Mountain's Bylaws, if an incumbent director nominee does not receive a majority of votes cast on his or her nomination, then such nominee must promptly tender to the Board a resignation from the Board. Each incumbent director has already tendered an irrevocable resignation that will be effective upon (1) the failure to receive the required number of votes for re-election at the Annual Meeting or any meeting of stockholders at which such incumbent director faces re-election and (2) the acceptance of such resignation by the Board. The Board will decide within 90 days of the certification of the stockholder vote, through a process managed by the Nominating and Governance Committee of the Board (the "Nominating and Governance Committee"), and excluding the director nominee in question, whether to accept the resignation. The Board's explanation of its decision will be promptly disclosed in a filing with the Securities and Exchange Commission (the "SEC").

Brokers are not permitted to vote for the election of directors without voting instructions. Therefore, we urge you to give voting instructions to your broker on the proxy so that your votes may be counted on this important matter.

DIRECTOR NOMINEE SKILLS AND EXPERIENCE

The Board and the Nominating and Governance Committee select director nominees on the basis of their integrity, experience, achievements, judgment, intelligence, personal character, ability to make independent analytical inquiries, willingness to devote adequate time to Board duties and likelihood that they will be able to serve on the Board for a sustained period. The Board and the Nominating and Governance Committee believe each director nominee should be well-versed in strategic oversight, corporate governance, stockholder advocacy, and leadership in order to be an effective member of the Board.

We believe that all of our director nominees meet these criteria. Our director nominees bring a full array of business and leadership skills to their oversight responsibilities and represent diverse skills and experiences, which the Board believes will contribute to the effective oversight of the Company.

More details about the background and experience of each director nominee can be found below. Each director nominee has consented to be named in this Proxy Statement and to serve on the Board, if elected. The following information is presented as of April 1, 2020.



Age 68

Director since 2014

Committees
»» Audit
»» Risk and Safety

Other Current Public Company Boards
»» Sandvik AB
»» Aveva plc

Jennifer Allerton   INDEPENDENT

▶ Biography

Ms. Allerton has more than 40 years of information technology experience, most recently as chief information officer at F. Hoffman la Roche ("Roche") in Switzerland with responsibility for information technology strategy and operations for the pharmaceutical division and all group information technology operations from June 2002 to July 2012. Prior to Roche, Ms. Allerton served from May 1999 to June 2002 as Technology Director at Barclaycard in the United Kingdom with responsibility for fraud operations and information technology. Ms. Allerton currently serves on the board of directors of Sandvik AB, a global engineering company, and Aveva plc, an engineering design and information management solutions firm for plant, power and marine industries. Ms. Allerton also currently serves on the board of Barclays Bank Ireland (Barclays Bank Europe), a European bank. From March 2017 to December 2017, Ms. Allerton served as a non-executive director of Paysafe Group plc, a provider of digital payments and transaction-related solutions to businesses and consumers. From June 2013 to September 2016, Ms. Allerton served as a non-executive director of Oxford Instruments plc, a leading provider of high technology tools and systems for research and industry.

▶ Reasons for Nomination

We believe Ms. Allerton's qualifications for nomination include her significant experience working for global multinational companies and running complex, international businesses, her extensive knowledge of technology and its successful application to data centers, and her experience as a board member of several large international companies.

▶ Education

Ms. Allerton holds bachelor's degrees in mathematics from Imperial College, London and in physical sciences and geosciences from the Open University, United Kingdom, and a master's degree in physics from the University of Manitoba, Canada.



Age 66

Director since 2014

Committees
- »» Compensation (chair)
- »» Nominating and Governance

Other Current Public Company Boards
- »» The Hershey Company
- »» DaVita Inc.

Pamela M. Arway   INDEPENDENT

▶ Biography

Ms. Arway served in a number of capacities during her 21-year career with the American Express Company, Inc., a publicly held global payments, network and travel company, until her retirement in 2008. Ms. Arway served as president, Japan/Asia Pacific/Australia Region, American Express International, Inc., Singapore from October 2005 to January 2008. From December 2004 to October 2005, Ms. Arway served as chief executive officer, American Express Australia Ltd., Sydney, Australia. From July 2000 to December 2004, Ms. Arway served as executive vice president and general manager, Corporate Travel North America, American Express Company, Inc. Ms. Arway has been a director of The Hershey Company, a publicly held company, since May 2010 and has been a director of DaVita Inc., a publicly held company, since May 2009. Ms. Arway has also been a director of Carlson Companies, Inc., a family owned corporate travel management and private capital company, since May 2019.

▶ Reasons for Nomination

We believe Ms. Arway's qualifications for nomination include her significant leadership experience as a global executive, her expertise in the areas of marketing, international business, finance and government affairs and her experience as a board member of several large publicly held companies.

▶ Education

Ms. Arway holds a bachelor's degree in languages from Memorial University of Newfoundland and a master's degree in business administration from Queen's University, Kingston, Ontario, Canada.



Age 65

Director since 1998

Committees
- »» Risk and Safety (chair)
- »» Nominating and Governance

Other Current Public Company Boards
- »» SMTC Corporation

Clarke H. Bailey   INDEPENDENT

▶ Biography

From June 1999, Mr. Bailey served in various roles of EDCI Holdings, Inc. ("EDCI") which was taken private in 2010 and is in the process of being wound down. Mr. Bailey has been serving as EDCI's director from June 1999 and as its chief executive officer from July 2009 and continues to serve in those roles during EDCI's wind down. He also served as chief executive officer of EDCI from November 2003 to November 2006. In addition, Mr. Bailey has served as a director of SMTC Corporation, a publicly held company, since June 2011 and as its non-executive chairman since April 2014. He also served as executive chairman and interim chief financial officer of SMTC Corporation from May 2013 to April 2014.

▶ Reasons for Nomination

We believe Mr. Bailey's qualifications for nomination include his deep industry knowledge and experience gained as the former chief executive officer of Arcus Data Security, an offsite data protection business we acquired in 1998, his understanding of our businesses, operations and strategies as a member of our Board for the past 20 years, his past experience as chairman and chief executive officer of another publicly held company and his service on the boards of directors of other publicly held companies.

▶ Education

Mr. Bailey holds bachelor's degrees in economics and rhetoric from the University of California at Davis and a master's degree in business administration from The Wharton School, University of Pennsylvania.



Age 64

Director since 1997

Committees
- »» Audit
- »» Nominating and Governance
- »» Finance (chair)

Kent P. Dauten   INDEPENDENT

▶ Biography

Mr. Dauten has served as chairman of Keystone Capital, Inc. ("Keystone"), a private investment firm, since September 2017. Previously, Mr. Dauten served as managing director of Keystone, a position he held since founding the firm in February 1994. Mr. Dauten served as a director of Health Management Associates, Inc., a publicly held hospital management firm, from November 1988 until August 2013.

▶ Reasons for Nomination

We believe Mr. Dauten's qualifications for nomination include his deep industry knowledge and experience as the former president of HIMSCORP, Inc., a records management company we acquired in 1997, his extensive knowledge of the capital markets and business management as the managing director of a private investment business, his understanding of our businesses, operations and strategies as a member of our Board for over 20 years, his financial acumen, his prior service on the board of directors of another publicly held company and his prior experience as our lead independent director.

▶ Education

Mr. Dauten holds a bachelor's degree in economics from Dartmouth College and a master's degree in business administration from Harvard Business School.



Age 61

Director since 2010

Committees
- »» Compensation
- »» Finance

Other Current Public Company Boards
- »» Resideo Technologies, Inc.
- »» EverQuote, Inc.

Paul F. Deninger   INDEPENDENT

▶ Biography

Mr. Deninger served in a number of capacities during his career with Evercore Inc. ("Evercore"), a publicly held investment banking advisory firm, until his retirement in February 2020. At Evercore, Mr. Deninger served as a consultant from June 2016 to February 2020 and as a senior advisor from April 2015 to June 2016. From February 2011 to April 2015, Mr. Deninger served as a senior managing director at Evercore. From December 2003 until October 2010, Mr. Deninger served as a vice chairman at Jefferies & Company, Inc. ("Jefferies"), a global securities and investment banking firm and the principal operating subsidiary of Jefferies Group, Inc. Prior to Jefferies, Mr. Deninger held various positions at Broadview International LLC ("Broadview"), a private investment banking firm he joined in 1987, including serving as its chairman and chief executive officer at the time Broadview was acquired by Jefferies in 2003. Mr. Deninger has been a director of Resideo Technologies, Inc., a publicly held global provider of home comfort and security solutions, since October 2018 and a director of EverQuote, Inc., a publicly held online insurance marketplace and lead generation service, since February 2019. He also has served as a director of Vantiq, Inc., a privately held software development company, since May 2019 and SmartShift Technologies, a private technology-based services company, since November 2019.

▶ Reasons for Nomination

We believe Mr. Deninger's qualifications for nomination include his deep knowledge of capital markets, merger and acquisition strategies and technology services businesses as well as his extensive management experience including as a former chief executive officer.

▶ Education

Mr. Deninger holds a bachelor's degree from Boston College and a master's degree in business administration from Harvard Business School.



Age 60

Director since 2018

Committees
»» Compensation
»» Risk and Safety

Other Current Public Company Boards
»» Akamai Technologies, Inc.
»» Michaels Companies, Inc.

Monte Ford INDEPENDENT

▶ **Biography**

Mr. Ford has served as principal partner for the CIO Strategy Exchange ("CIOSE"), a cross-industry consortium of 50 chief information officers from large global companies, since May 2015. From May 2013 to September 2013, Mr. Ford served as executive chairman of Aptean, Inc. ("Aptean"), a producer of enterprise software. From April 2012 to April 2013, Mr. Ford served as chief executive officer of Aptean. From February 2012 to March 2012, Mr. Ford served as an advisor to Aptean. Prior to these roles, Mr. Ford served as senior vice president and chief information officer of American Airlines Group from December 2000 to December 2011. Mr. Ford serves on the board of directors of Akamai Technologies, Inc., a content delivery network and cloud service provider and Michaels Companies, Inc., owner and operator of arts and crafts specialty retail stores.

▶ **Reasons for Nomination**

We believe Mr. Ford's qualifications for nomination include his extensive experience as an executive in the information technology field, his knowledge related to companies going through a technological transformation, his deep leadership experience and his experience as a board member of large public companies.

▶ **Education**

Mr. Ford holds a bachelor's degree in business administration from Northeastern University.



Age 68

Director since 2009

Committees
»» Compensation
»» Risk and Safety

Per-Kristian Halvorsen INDEPENDENT

▶ **Biography**

Dr. Halvorsen served in a number of capacities during his career with Intuit, Inc. ("Intuit"), a publicly held software company, until his retirement in October 2019. Dr. Halvorsen served as senior engineering fellow and senior vice president of Intuit from June 2016 to October 2019. He also served as chief technology officer of Intuit from 2007 to 2008 and chief innovation officer from 2008 to 2016. Prior to Intuit, Dr. Halvorsen was vice president of HP Labs, and center director of Solutions and Services for Hewlett-Packard Company, a publicly held company, where, from 2000 to 2005, he oversaw global research and advanced technology for its information technology services division. Dr. Halvorsen was laboratory manager and principal scientist at Xerox Palo Alto Research Center, where he founded the Information Sciences and Technology Lab and worked from August 1983 to May 2000. Dr. Halvorsen was a director of Nets A/S from December 2015 until February 2018. Dr. Halvorsen was a director of Autodesk Inc., a publicly held company, from March 2000 to June 2016.

▶ **Reasons for Nomination**

We believe Dr. Halvorsen's qualifications for nomination include his extensive knowledge about the technology industry, the development and use of new technology and the overall operation of technology businesses through his experience at large technology companies, his understanding and insight with respect to international businesses and his experience as a member of the boards of directors of publicly held companies.

▶ **Education**

Dr. Halvorsen holds a Ph.D. degree in linguistics from the University of Texas at Austin.



Age 54

Director since 2019

Committees
»» Compensation
»» Finance

Robin L. Matlock   INDEPENDENT

▶ **Biography**

Ms. Matlock has served as senior vice president and chief marketing officer of VMware, Inc. ("VMware"), a publicly traded software virtualization company, since June 2013. From July 2009 until June 2013, Ms. Matlock served as vice president, corporate marketing of VMware. Prior to these roles, Ms. Matlock served as executive vice president and general manager of Imperva, Inc. from December 2006 to October 2008.

▶ **Reasons for Nomination**

We believe Ms. Matlock's qualifications for nomination include extensive experience and executive leadership in global marketing, technology and digital solutions.

▶ **Education**

Ms. Matlock holds bachelor's degrees in economics and music from Rice University.



Age 59

Director since 2013

Committees
None

Other Current Public Company Boards
»» State Street Corporation

William L. Meaney

▶ **Biography**

Mr. Meaney assumed the role of our chief executive officer ("CEO") and, simultaneously, became a member of the Board, in January 2013. Mr. Meaney served as chief executive officer of The Zuellig Group, a private business to business conglomerate, from August 2004 until March 2012. Prior to that position, Mr. Meaney served as Managing Director and Chief Commercial Officer for Swiss International Air Lines, Ltd., a private company providing passenger and cargo transportation services in Europe and internationally, from December 2002 to January 2004. Mr. Meaney currently serves on the board of directors of State Street Corporation, a publicly held company that provides financial services to institutional investors. Mr. Meaney served on the board of directors of Qantas Airways Limited, an Australian publicly held company offering passenger and air freight transportation services, from February 2012 to June 2018. Mr. Meaney served on the New York Advisory Board of FM Global, a privately held mutual insurance company, until December 2019. Mr. Meaney served on the board of trustees of Carnegie Mellon University until June 2017 and on the board of trustees of Rensselaer Polytechnic Institute until April 2018.

▶ **Reasons for Nomination**

We believe Mr. Meaney's qualifications for nomination include his understanding of our businesses, operations and strategies as our current CEO, his extensive experience with global operations and capital allocation and his experience leading a primarily business to business company.

▶ **Education**

Mr. Meaney holds a bachelor's degree in mechanical engineering from Rensselaer Polytechnic Institute and a master's degree in industrial administration from Carnegie Mellon University.



Age 67

Director since 2016

Committees
»» Compensation
»» Finance

Wendy J. Murdock   INDEPENDENT

▶ **Biography**

Ms. Murdock held a variety of positions with MasterCard Worldwide, including serving as a member of the MasterCard Worldwide Operating Committee, chief payment system integrity officer and chief product officer from 2005 until her retirement in 2013. Since 2013, Ms. Murdock has served on the board of directors of USAA Federal Savings Bank. Ms. Murdock has served on the board of directors of USAA Savings Bank, a subsidiary of USAA Federal Savings Bank, since April 2016. Since March 2016, Ms. Murdock has served on the board of directors of La Caisse de dépôt et placement du Québec, an institutional investor that manages pension plans and insurance programs in Quebec. From December 2013 to May 2016, Ms. Murdock served as a non-executive director of Recall Holdings Limited ("Recall"), a publicly held information management company we acquired in 2016.

▶ **Reasons for Nomination**

We believe Ms. Murdock's qualifications for nomination include her deep industry knowledge and experience gained as a non-executive director of Recall, her significant leadership experience as a global executive and her expertise in the areas of international business and finance.

▶ **Education**

Ms. Murdock holds a bachelor's degree from McGill University and a master's degree in business administration from the University of Western Ontario.



Age 62

Director since 2013

Committees
»» Audit (chair)
»» Nominating and Governance
»» Finance

Other Current Public Company Boards
»» Host Hotels & Resorts, Inc.
»» Ventas, Inc.

Walter C. Rakowich   INDEPENDENT

▶ **Biography**

Mr. Rakowich served as chief executive officer of Prologis Inc. ("Prologis"), a publicly held logistics real estate investment trust ("REIT"), from November 2008 through June 2011, when Prologis merged with AMB Property Corporation (with the merged company being named Prologis), after which he assumed the role of co-chief executive officer and served as a member of the Prologis board of directors until he retired in December 2012. Mr. Rakowich held a number of senior management positions while at Prologis before becoming chief executive officer, including managing director and chief financial officer from December 1998 to January 2005 and president and chief operating officer from January 2005 to November 2008. Mr. Rakowich served on the Prologis board of trustees from January 2005 through June 2011. Mr. Rakowich is a member of the board of directors of Host Hotels & Resorts, Inc. and Ventas, Inc., each of which is a publicly held REIT.

▶ **Reasons for Nomination**

We believe Mr. Rakowich's qualifications for nomination include valuable industry knowledge and management expertise that Mr. Rakowich has developed as chief executive officer of an industrial REIT, his corporate finance and accounting expertise and his experience as a member of the board of directors of other publicly held REITs.

▶ **Education**

Mr. Rakowich holds a bachelor's degree in accounting from Pennsylvania State University and a master's degree in business administration from Harvard Business School.



Age 56

Director since 2020

Committees
»» Compensation
»» Finance

Other Current Public Company Boards
»» Fiserv, Inc.

Doyle R. Simons   INDEPENDENT

▶ Biography

Mr. Simons served as president and chief executive officer of Weyerhaeuser Co. ("Weyerhaeuser"), a publicly held timber REIT, from August 2013 until his retirement in December 2018. Prior to this role, Mr. Simons served as chairman and chief executive officer of Temple-Inland, a publicly held corrugated packaging and building products company, from December 2007 to February 2012. Since 2007, Mr. Simons is a member of the board of directors of Fiserv, Inc., a publicly held global provider of financial services technology. Mr. Simon served on the board of Weyerhaeuser from June 2012 to December 2018 and on the board of Temple-Inland from January 2008 to February 2012.

▶ Reasons for Nomination

We believe Mr. Simons qualifications for nomination include valuable industry knowledge and management expertise that Mr. Simons developed as an executive of a publicly held REIT, as well as his strong skills in corporate finance and strategic planning.

▶ Education

Mr. Simons holds a bachelor's degree in business administration from Baylor University and a juris doctor from the University of Texas.



Age 77

Director since 2010
Independent Chairman since March 2013

Committees
»» Nominating and Governance (chair)

Alfred J. Verrecchia   INDEPENDENT

▶ Biography

Mr. Verrecchia served as chairman of the board of directors of Hasbro, Inc. ("Hasbro"), a publicly held multinational toy and board game company, from May 2008 to May 2015. He was the president and chief executive officer of Hasbro from 2003 until 2008, and prior to that he served as Hasbro's chief operating officer and chief financial officer. Mr. Verrecchia has served on the board of directors of several publicly held companies, including Old Stone Corp. from 1987 to 2012, FGX International Holdings Limited from February 2009 to March 2010 and CVS Caremark from September 2004 to March 2007.

▶ Reasons for Nomination

We believe Mr. Verrecchia's qualifications for nomination include his strong understanding and insights related to the operation of a global company as the former chairman and chief executive officer and president of a multinational publicly held corporation, his experience transforming a traditional product business, his extensive understanding of the capital markets and accounting as a former chief financial officer and his experience as a member of the board of directors of other publicly held companies.

▶ Education

Mr. Verrecchia holds a bachelor's degree in accounting and a master's degree in business administration, each from the University of Rhode Island.

SELECTION OF DIRECTOR NOMINEES

The Nominating and Governance Committee is responsible for identifying and recommending to the Board qualified candidates for nomination by the Board at each annual meeting of stockholders, consistent with the criteria set forth in the Board-approved Corporate Governance Guidelines. The Board is responsible for nominating qualified candidates for election at each annual meeting of stockholders and for filling vacancies on the Board that may occur between annual meetings of the stockholders.

The Nominating and Governance Committee considers several factors when evaluating candidates to be nominated to the Board, including integrity, experience, achievements, judgment, intelligence, personal character, ability to make independent analytical inquiries, willingness to devote adequate time to Board duties and likelihood that each candidate will be able to serve on the Board for a sustained period. In connection with the selection of nominees for director, the Board's policy is to give due consideration to the Board's overall balance of diversity of perspectives, backgrounds and experiences. To implement and review the effectiveness of our diversity policy, the Nominating and Governance Committee reviews the appropriate skills and characteristics of members of the Board in the context of the then current composition of the Board.

The Board will not nominate any candidate who has not agreed to tender, promptly following the annual meeting at which such candidate is elected, an irrevocable resignation that will be effective upon (1) the failure to receive the required number of votes at the next annual meeting of stockholders at which such candidate faces re-election, and (2) the acceptance of such resignation by the Board.

The Nominating and Governance Committee considers director nominees who are properly recommended by stockholders for election to the Board at a meeting of stockholders at which directors are to be elected. To be proper, a director nominee recommendation must comply with applicable law, the Company's Bylaws and the Company's Corporate Governance Guidelines. The Nominating and Governance Committee will consider, and evaluate in the same manner, any suggestions offered by directors or stockholders with respect to potential director nominees. However, the Nominating and Governance Committee and the Board are not required to enlarge the size of the Board in order to nominate an otherwise fully qualified candidate proposed by a stockholder. A stockholder wishing to nominate a director directly must comply with the procedures described in the Company's Bylaws and this Proxy Statement.

NOMINATIONS AND PROPOSALS OF STOCKHOLDERS

A stockholder that wants to include a proposal in the Company's proxy materials for consideration at the 2021 Annual Meeting of Stockholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must submit the proposal to the Company (i) by December 2, 2020 and (ii) in accordance with certain eligibility standards and regulations established by the SEC and our Bylaws. A stockholder who intends to present a proposal at the 2021 Annual Meeting of Stockholders without inclusion of such proposal in the proxy materials must provide notice in accordance with Section 2.4 or Section 3.2 of our Bylaws, which require that notice of the proposal be received at our principal executive office no earlier than January 13, 2021 and no later than February 12, 2021. However, if the date of our 2021 Annual Meeting of Stockholders occurs more than 30 days before or 30 days after May 13, 2021, the anniversary of the 2020 Annual Meeting of Stockholders, a stockholder notice will be timely if it is received at our principal executive office by the later of (1) the 120th day prior to such annual meeting or (2) the close of business on the tenth day following the day on which public disclosure of the date of the meeting was made. To be in proper form, a stockholder's notice must include the specified information concerning the stockholder and the business proposal or nominee, as described in Sections 2.4, 3.2 and 3.3 of our Bylaws and must be mailed to the Company's principal executive office, at the address stated herein, and should be directed to the attention of the Secretary of the Company.

BOARD AND COMMITTEE EVALUATIONS

The Nominating and Governance Committee annually establishes and oversees the Board and committee evaluation process. Generally, the Board and each committee conduct self-evaluations by means of written questionnaires completed anonymously by each director and committee member. The responses are summarized and provided to the Board and each committee at their subsequent meetings for discussion and review. Historically, the Nominating and Governance Committee has from time to time engaged an independent third party firm to conduct a comprehensive independent evaluation of the Board, the committees and individual directors, and we plan to continue this practice in the future.

BOARD STRUCTURE

Board Leadership Structure

The Board believes that Iron Mountain stockholders are best served by the Board having flexibility to consider and determine the best leadership structure for the Company, including whether the roles of Chairman and CEO should be combined or separated, based on current relevant facts and circumstances rather than by adhering to a formal standing policy on the subject.

The Board has determined that the current position of Chairman should be held by a non-employee of the Company because this structure fosters effective governance and oversight of the Company. The Chairman has final oversight over Board meeting agendas, which ensures that topics deemed important by the independent directors are included in Board discussions and best enables the Board to express its views on our management, strategy and execution. The Chairman is responsible for advising the CEO and presiding over meetings of the Board, presiding over all executive sessions of non-management directors, consulting with the CEO on Board meeting agendas and acting as a liaison between management and non-management directors. The CEO is responsible for setting the Company's strategy and leading the organization's day-to-day performance. We believe this governance structure promotes balance between the authority of those who oversee our business and those who manage it on a day-to-day basis.

The Board convenes in non-management executive session before the conclusion of each in-person Board and committee meeting, and an executive session is offered in all telephonic Board and committee meetings.

Independence

Our Board is composed of a majority of directors who qualify as independent directors pursuant to the corporate governance standards for companies listed on the New York Stock Exchange ("NYSE"). The Board evaluates independence pursuant to NYSE standards each year by affirmatively determining whether each director has a direct or indirect material relationship with the Company (including its subsidiaries) or members of the Company's management that may interfere with such director's ability to exercise independence from the Company. When assessing the materiality of a director's relationship with the Company, the Board considers all relevant facts and circumstances, not merely from the director's standpoint but from that of the persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. None of our independent directors has any relationship with the Company or its management other than service as a director and on committees of the Board, and the Board has concluded that none of the Company's directors possess the objective relationships set forth in the NYSE listing standards that prevent independence.

When evaluating the independence of director nominees, the Board weighs numerous factors, including the effect of multiple years of service on the ability of our director nominees to maintain independence. The Board has determined that all of our non-management directors who served in 2019 and who are nominated as directors qualify as independent under NYSE rules. One of our directors, Mr. Meaney, is a management employee involved in our day-to-day activities and is not considered to be an independent director.

BOARD COMMITTEES AND BOARD AND COMMITTEE MEETINGS

Board Meeting Attendance

During the fiscal year ended December 31, 2019, the Board held six meetings. In 2019, each incumbent director attended at least 75% of the aggregate number of meetings of the Board and the committees that were held during the period such incumbent director served on the Board. Ten of our directors standing for re-election in 2020 attended our 2019 Annual Meeting of Stockholders. Our policy with respect to directors' attendance at our annual meetings of stockholders can be found in our Corporate Governance Guidelines, the full text of which appears under the heading "Company/Investors/Corporate Governance" on our website at www.ironmountain.com.

BOARD COMMITTEES

The Board has the following standing committees: Audit Committee, Compensation Committee, Nominating and Governance Committee, Finance Committee and Risk and Safety Committee. The Board and management have assigned specific areas of risk oversight to each standing committee. The Board has adopted a charter for each of its standing committees, and each such charter is available on our website at www.ironmountain.com under the heading "Investors/Corporate Governance." During the fiscal year ended December 31, 2019, the Audit Committee held eight meetings, the Compensation Committee held six meetings, the Nominating and Governance Committee held four meetings, the Finance Committee held seven meetings and the Risk and Safety Committee held six meetings. In 2019, each incumbent director who served on a Board committee attended at least 75% of that committee's meetings held during the period such incumbent director served on the committee.

The Nominating and Governance Committee typically makes changes to committee membership each year, including adding certain new directors while retaining existing directors for continuity. Committee membership as set forth below is as of March 31, 2020.

Audit Committee

Chair Rakowich **Members** Allerton Antenucci* Dauten	Each member of the Audit Committee is independent as defined by the rules of the SEC, the NYSE listing standards and the Audit Committee Charter. In addition, the Board has determined that each member of the Audit Committee is an audit committee financial expert as defined by the rules of the SEC and is financially literate as defined by the NYSE listing standards. **8 Meetings in 2019**

not standing for re-election

▶ Roles and Responsibilities

The Audit Committee:

(1) assists the Board in oversight of the integrity of the Company's financial statements;

(2) assists the Board in oversight of the Company's compliance with legal and regulatory requirements;

(3) assists the Board in the oversight of the Company's compliance with requirements with respect to maintaining the Company's qualification for taxation as a REIT;

(4) assists the Board in oversight of the independent registered public accounting firm's qualifications and independence;

(5) assists the Board in oversight of the performance of the Company's internal audit function and independent auditors;

(6) prepares an Audit Committee report as required by the SEC to be included in the annual proxy statement;

(7) reviews and discusses quarterly earnings releases and materials;

(8) monitors and assesses policies and practices with respect to risk assessment and risk management;

(9) reviews and evaluates the lead audit partner of the independent registered accounting firm;

(10) performs such other duties as the Board may assign to the Audit Committee from time to time, such as approving transactions subject to our Related Person Transaction Policies and Procedures described on page 25 of this Proxy Statement;

(11) furnishes periodic reports to the Board concerning the Audit Committee's work; and

(12) takes other actions to meet its responsibilities as set forth in its written charter.

The Audit Committee is also responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential and anonymous submission by employees of the Company of any concerns regarding accounting or auditing matters they think may be questionable. Information about these procedures can be found in our Code of Ethics, which is available on our website, www.ironmountain.com, under the heading "Company/Investors/Corporate Governance."

Compensation Committee

Chair Arway	Each member of the Compensation Committee qualifies as independent under the applicable NYSE listing standards, SEC rules and the Board's independent assessment.
Members Deninger Ford Halvorsen Matlock Murdock Simons	**6 Meetings in 2019**

▶ Roles and Responsibilities

The Compensation Committee:

(1) reviews, approves and recommends to the independent members of the Board the annual compensation, including base salary, equity-based incentives and the payment of short-term incentive compensation, for the CEO;

(2) approves all long-term equity incentives to our employees, including the executive officers, under the 2014 Stock and Cash Incentive Plan, as amended (the "2014 Plan");

(3) reviews and approves the annual compensation, including base salary, equity-based incentives and the payment of short-term incentive compensation, for members of the Company's senior executive team (other than the CEO) based on recommendations from the CEO and reports to the Board on such decisions;

(4) reviews the Company's cash and stock-based incentive compensation plans to assess their effectiveness in meeting the Company's goals and objectives and exercises all of the authority of the Board with respect to the administration of such plans;

(5) annually reviews and discusses with management a draft of the Company's Compensation Discussion and Analysis to be included in the Company's annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K;

(6) annually prepares and publishes an annual report of the Compensation Committee for inclusion in the Company's annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K;

(7) reviews and discusses at least on an annual basis the risks arising from the Company's compensation policies for its employees;

(8) reviews and discusses pay ratio disclosure for inclusion in the Company's annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K;

(9) furnishes periodic reports to the Board concerning the Compensation Committee's work; and

(10) takes other actions to meet its responsibilities as set forth in its written charter.

The Board has delegated final authority for compensation decisions for the executive officers, other than our CEO, to the Compensation Committee. The Compensation Committee has the authority, as it deems appropriate, to delegate any of its responsibilities to a sub-committee and has delegated the authority to the CEO to approve within an approved budget long-term equity incentive grants below maximum thresholds to employees who are not executive officers or senior vice presidents.

For a discussion concerning the process and procedures for determining executive compensation and the role of executive officers and compensation consultants in determining or recommending the amount or form of compensation, see the "Compensation Discussion and Analysis" section in this Proxy Statement.

Nominating and Governance Committee

Chair Verrecchia **Members** Arway Bailey Dauten Rakowich	Each member of the Nominating and Governance Committee qualifies as independent under the applicable NYSE listing standards, SEC rules and the Board's independent assessment. To ensure that the Nominating and Governance Committee has insight into the functioning of the standing committees, each committee chair is a member of the Nominating and Governance Committee. **4 Meetings in 2019**

▶ Roles and Responsibilities

The Nominating and Governance Committee:

(1) annually reviews the composition of the Board and considers whether to recommend committee membership changes to the Board;

(2) identifies and recommends candidates for nomination to the Board;

(3) recommends to the Board structures and statements of the duties and responsibilities of each committee of the Board;

(4) develops and recommends to the Board and implements corporate governance guidelines applicable to the Company;

(5) develops and monitors an annual process to assess the effectiveness of the Board and implements and oversees an annual review of the performance of the Board (including evaluations of individual Board members) and each of the Board's standing committees;

(6) develops and proposes, for approval by the Board, compensation policies for the Company's non-employee directors;

(7) annually reviews contributions to candidates made by the Iron Mountain Incorporated Political Action Committee ("IMPAC"), and determines the composition of the IMPAC board;

(8) annually reviews the Company's Political Contributions Policy and the Company's compliance with that policy;

(9) furnishes periodic reports to the Board concerning the Nominating and Governance Committee's work; and

(10) takes other actions to meet its responsibilities as set forth in its written charter.

Finance Committee

Chair Dauten **Members** Antenucci* Deninger Matlock Murdock Rakowich Simons *not standing for re-election*	Although the NYSE listing standards do not require a standing finance committee or that any such committee be comprised exclusively of independent members, all members of the Finance Committee qualify as independent under the applicable NYSE listing standards, SEC rules and the Board's independent assessment. **7 Meetings in 2019**

▶ Roles and Responsibilities

The Finance Committee:

(1) reviews and provides recommendations with respect to the Company's capital structure, leverage and financial strategies;

(2) reviews the Company's material capital allocation decisions, strategic investments and dispositions and other opportunities for maximizing stockholder value and periodically reviews and evaluates the performance of and returns on investments and dispositions approved by the Board;

(3) considers, reviews and provides recommendations to the Board with respect to the Company's dividend and share repurchase policies and programs and other strategies to return capital to stockholders;

(4) reviews and approves the Company's derivatives and hedging policies and strategies;

(5) reviews the Company's investment policies and practices;

(6) reviews the Company's credit ratings and strategy;

(7) periodically reviews the Company's investor relations strategy;

(8) furnishes periodic reports to the Board concerning the Finance Committee's work; and

(9) performs such other duties as the Board may assign to the committee from time to time.

Risk and Safety Committee

Chair Bailey **Members** Allerton Ford Halvorsen	Although the NYSE listing standards do not require a standing risk and safety committee or that any such committee be comprised exclusively of independent members, all members of the Risk and Safety Committee qualify as independent under the applicable NYSE listing standards, SEC rules and the Board's independent assessment. **6 Meetings in 2019**

▶ **Roles and Responsibilities**

The Risk and Safety Committee:

(1) based on reports provided by the Company's management, monitors (A) the adequacy of material fire, health, safety, security, business continuity, cyber security, chain of custody and information security and risk management strategies and systems for the reporting of accidents, incidents and risks, and (B) material investigations and remedial actions, as appropriate;

(2) reviews the Company's establishment and operation of its enterprise-wide risk management ("ERM"), program which is designed to identify, assess, monitor and manage risk throughout the Company, and includes an annual management ERM report to the Board;

(3) monitors the Company's insurance program;

(4) furnishes periodic reports to the Board concerning the Risk and Safety Committee's work; and

(5) examines any other matters referred to it by the Board.

THE BOARD'S ROLE, RESPONSIBILITIES AND POLICIES

The Board's Role in Risk Oversight

Our senior management, with oversight from the Board, is responsible for the Company's risk management process and the day-to-day supervision and mitigation of enterprise risks. We have a comprehensive enterprise risk management program, including the receipt by our senior executive team of regular reports from our operations teams and standing committees of the Board that focus on enterprise risk, emerging trends and issues.

OUR BOARD OF DIRECTORS

The Board formally reviews the Company's overall risk position and risk management processes at least annually, which allows the Board and each committee to remain coordinated overseeing enterprise risk. In addition, the Nominating and Governance Committee annually reviews the allocation of risk oversight among the committees.

BOARD COMMITTEE CHAIRS

During each regularly scheduled Board meeting, each committee chair provides a summary to the Board of his or her committee's risk discussions since the most recent regularly scheduled Board meeting.

The Risk and Safety Committee provides additional support to the Board to ensure (i) that the Company's enterprise risk management program includes the enterprise risk management framework, (ii) that the Company's governance structures are appropriate and operating effectively and (iii) sufficient expertise and continuity between the Board's periodic reviews of the Company's enterprise risk. The key responsibilities of the Risk and Safety Committee and the risk oversight of other committees are further detailed on page 23.

IRON MOUNTAIN SENIOR EXECUTIVE TEAM

Our senior executive team reviews and prioritizes significant risks, allocates resources for mitigation and provides the Board with regular reports on areas of potential Company risk, including strategic, operational, information security, human resources, financial, legal, compliance, REIT and regulatory risks. Each of the Board's standing committees has been assigned the oversight of certain identified risks and the Board, or the committee of the Board assigned responsibility for a specific area of risk, receives updates from the Company executive accountable for understanding and mitigating each such identified risk.

ASSESSING COMPENSATION RISK

The Compensation Committee reviews the executive compensation program throughout the year with the assistance of an independent compensation consultant. For a more detailed discussion on this topic, please see the "Compensation Discussion and Analysis" section of this Proxy Statement.

The Board's Role in Management Succession

The Board oversees the recruitment, development, and retention of executive talent. Management succession is generally discussed throughout the year with the CEO at Board meetings and in executive sessions. Management succession discussions generally focus on the CEO and other senior executive roles and also include broader discussions about the Company's workforce. The Board has regular and direct exposure to senior leadership and high-potential employees through meetings held throughout each year.

Stockholder Communications with the Board

The Board believes it is important to engage effectively with stockholders and has adopted a written Stockholder Engagement and Communication Policy (the "Stockholder Engagement Policy"), which outlines the procedures for the Board's engagement and communication with the Company's stockholders. The Stockholder Engagement

Policy is overseen by the Nominating and Governance Committee. Under the Stockholder Engagement Policy, any stockholder, security holder or other interested party who desires to communicate with the Board, any individual director, including the Chairman, or the independent or non-management directors as a group, may do so by regular mail or email directed to the Secretary of the Company. Communications to the Board should be mailed to Corporate Secretary, Iron Mountain Incorporated, One Federal Street, Boston, Massachusetts 02110; the Secretary's email address is corporatesecretary@ironmountain.com. Upon receiving such mail or email, the Secretary will assess the appropriate director or directors to receive the message and will forward the mail or email to such director or directors without editing or altering it.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that describe our corporate governance practices and policies and provide a framework for our Board governance. The topics addressed in our Corporate Governance Guidelines include: composition and selection of the Board; director responsibilities; Board meetings; Board committees; director access to management and independent advisors; director compensation; executive compensation clawback; director orientation and continuing education; management evaluation and succession; the Board's annual performance evaluation and conflicts of interest. Our Corporate Governance Guidelines are available on our website, www.ironmountain.com, under the heading "Investors/Corporate Governance."

Insider Trading, Anti-Hedging and Anti-Pledging Policy

Our Insider Trading Policy, as adopted by our Board, prohibits directors and all employees from engaging in short-term or speculative transactions involving the Company's securities, such as short sales, option trading, short-term trading, standing or limit orders and hedging transactions. The Insider Trading Policy also prohibits directors and executives with a title of senior vice president or above from placing the Company's securities in margin accounts or otherwise pledging shares of common stock of the Company ("Common Stock"). All executive officers and directors are in compliance with our Insider Trading Policy.

Executive Compensation Clawback Policy

Our Board has adopted Corporate Governance Guidelines, including an executive compensation clawback policy. The Company's clawback policy permits recoupment if an executive has engaged in fraudulent or other intentional misconduct and the misconduct resulted in a material inaccuracy in the Company's financial statements or performance metrics that affect such executive officer's compensation.

Certain Relationships and Related Party Transactions

The Board has adopted a Related Person Transaction Policies and Procedures (the "Related Persons Policy"), which provides that all transactions with related persons are subject to approval or ratification by our Audit Committee. With certain exceptions, the Related Persons Policy provides that the Audit Committee shall review the material facts of all transactions with related persons and either approve or disapprove of the transaction. Under the Related Persons Policy, covered transactions include all transactions involving (i) the Company, (ii) amounts in excess of $120,000 and (iii) a Related Person (a term that includes executive officers, directors, nominees for election as directors, beneficial owners of 5% or more of the Company's outstanding Common Stock and immediate family members of the foregoing). The Audit Committee will determine, among other considerations, (i) whether the terms of a covered transaction are fair to the Company and no less favorable to the Company than would be generally available absent the relationship with the counterparty, (ii) whether there are business reasons for the transaction, (iii) whether the transaction impairs the independence of an outside director, (iv) whether the transaction would represent an improper conflict of interest and (v) whether the transaction is material. In the event that prior approval of a covered transaction is not feasible, the Related Persons Policy provides that a transaction may be approved by the chair of the Audit Committee in accordance with such policy. The chair shall report any such approvals at the next Audit Committee meeting. If the Company becomes aware of a transaction with a Related Person that has not been approved by the Audit Committee prior to its consummation, the Audit Committee shall review such transaction and evaluate all possible options, including ratification, revision or termination of such transaction and shall take such action as it deems appropriate under the circumstances. The Related Persons Policy is intended to supplement, and not supersede, our other policies and procedures with respect to transactions with Related Persons. There were no new transactions with related persons that required the review of our Audit Committee in 2019.

The Company's Policy and Board Oversight of Political Expenditures

Our Global Political Contribution Policy, adopted by our Nominating and Governance Committee and together with our Code of Ethics and Business Conduct, guide our approach to ethical business behavior and corporate political contributions. Our Global Political Contribution Policy provides that Iron Mountain does not make political contributions in any form or amount from corporate funds or resources, even when permitted by applicable law. Iron Mountain does not use corporate funds in support of or opposition to political candidates, political parties, political committees and other political entities organized and operating for political candidates or for "electioneering" communications.

The Company administers IMPAC, which is a non-partisan political action committee supporting congressional candidates at the federal level only. IMPAC is governed by a set of bylaws and supervised by a board of directors composed of senior managers from different areas of the Company. IMPAC allows eligible employees to pool their resources to support candidates who understand the issues important to the Company's business and its employees. Participation in IMPAC is strictly voluntary. Except for administrative expenses, IMPAC is funded solely by the Company's employees and directors and is not supported by funds from the Company. IMPAC complies with federal election laws and all other applicable laws and reports regularly to the Federal Election Commission.

The Company is a member of a number of trade associations that participate in public relations activities such as education and conferences, but not for the purpose of making political contributions. Our Code of Ethics and Business Conduct and our Global Political Contribution Policy are available on our website under the heading "Investors/Corporate Governance."

Our Nominating and Governance Committee annually reviews contributions by the IMPAC, determines the IMPAC board members and reviews the Company's Political Contribution Policy and the Company's compliance therewith.

Director Stock Ownership Guidelines

We maintain director stock ownership guidelines that require non-employee directors to achieve and maintain ownership of our Common Stock at or above a prescribed level. Our directors who are also employees of the Company are subject to the Company's executive stock ownership guidelines described on page 41 of this Proxy Statement. We established these guidelines to help align long-term interests of directors with stockholders. The guidelines require each director to own and retain Common Stock, exclusive of unexercised stock options and performance shares or performance units ("PUs"), having a value equal to five times the director's annual cash retainer earned for serving on the Board.

All of the Company's non-employee directors are in compliance with the director stock ownership guidelines.

Each director subject to the Company's stock ownership guidelines is required to retain an amount equal to 50% of the net shares received as a result of the settlement or vesting of restricted stock, restricted stock units ("RSUs"), PUs or the exercise of stock options until such director meets the minimum ownership threshold. "Net shares" are those shares that remain after shares are sold or netted to pay any applicable taxes or purchase price. Because directors must retain a percentage of shares resulting from the vesting of RSUs until they achieve the minimum share ownership threshold, there is no minimum time period required to comply initially with the guidelines.

DIRECTOR COMPENSATION

2019 Director Compensation Plan and Director Deferred Compensation Plan

Directors who are employees of the Company do not receive additional compensation for serving on the Board. Pursuant to the 2019 Company's Compensation Plan for Non-Employee Directors, non-employee directors received an annual retainer of $80,000 in 2019, and committee members and committee chairs received annual retainer fees as set forth below:

	Audit Committee	Compensation Committee	Nominating and Governance Committee	Finance Committee	Risk and Safety Committee
Annual Committee Member Retainer	$ 13,500	$ 12,500	$ 10,000	$ 10,000	$ 10,000
Annual Committee Chair Retainer	$ 15,000	$ 15,000	$ 12,000	$ 12,000	$ 12,000

Any non-employee director who served on the Board or a committee for less than the entire year received a pro rated retainer based on the dates such non-employee director served on the Board or the applicable committee. In addition, in 2019 the Chairman received a retainer of $125,000.

Non-employee directors received annual grants of RSUs for the number of shares of our Common Stock equal to $160,000 divided by the Fair Market Value (as defined in the 2014 Plan) on May 22, 2019, the date of our 2019 Annual Meeting of Stockholders. Non-employee directors who joined the Board after the 2019 Annual Meeting of Stockholders received a pro rated grant as of the date of their appointment to the Board. The RSUs vested immediately on the date of grant.

The Director Deferred Compensation Plan (the "DDCP"), allows non-employee directors to defer the receipt of between 5% and 100% of their cash retainers, in which case participating non-employee directors receive shares of phantom stock in an amount equal to the amount of the cash retainer deferred divided by the fair market value of one share of Common Stock as of the crediting date. Non-employee directors may also defer some or all of their annual RSU grant under the DDCP and receive a number of shares of phantom stock equal to the amount of the annual RSU grant. Dividends, if any, accrued on such phantom stock are deemed to be similarly deferred and credited to the participating non-employee director's account. The shares of phantom stock are payable in shares of Common Stock on various dates selected by each participating non-employee director or as otherwise provided in the DDCP. Deferral elections and elections relating to the timing and form of payments are made prior to the period in which the retainers, fees and awards are earned. The Company does not contribute any matching, profit sharing or other funds to the DDCP for any participating director. Amounts under the DDCP are treated as invested in shares of our Common Stock. The DDCP is administered by the Chair of the Compensation Committee and the executive vice president primarily responsible for oversight and administration of our compensation programs.

2019 Director Compensation

The following table provides certain information concerning compensation earned by non-employee directors during the year ended December 31, 2019.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)	Total ($)
Jennifer Allerton	$ 103,500	$ 159,997	$ —	$ 263,497
Ted R. Antenucci	$ 103,500	$ 159,997	$ 97,413[3]	$ 360,910
Pamela M. Arway	$ 117,500	$ 159,997	$ 10,010[3]	$ 278,151
Clarke H. Bailey	$ 112,000	$ 159,997	$ 120,985[3]	$ 392,982
Kent P. Dauten	$ 125,500	$ 159,997	$ —	$ 285,497
Paul F. Deninger	$ 102,500	$ 159,997	$ 4,759[3]	$ 262,497
Monte Ford	$ 119,490	$ 159,997	$ —	$ 279,487
Per-Kristian Halvorsen	$ 102,500	$ 159,997	$ 70,960[3]	$ 333,458
Robin Matlock	$ 51,250	$ 143,340	$ —	$ 194,590
Wendy J. Murdock	$ 102,500	$ 159,997	$ 14,788[3]	$ 277,285
Walter Rakowich	$ 124,599	$ 159,997	$ —	$ 284,596
Alfred J. Verrecchia	$ 227,000	$ 159,997	$ 100,034[3]	$ 487,031

[1] Mr. Halvorsen elected to defer 100% of his cash retainer fees to the DDCP.

[2] The amounts reported in the "Stock Awards" column reflect the aggregate grant date fair value of RSUs granted in 2019 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 ("FASB ASC Topic 718"). Assumptions used in the calculation of these amounts are included in Note 2 to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019. Each non-employee director was granted 5,060 RSUs on May 22, 2019, except for Ms. Matlock, who, upon joining the Board, was granted a pro-rated amount of 4,666 RSUs on July 1, 2019. Messrs. Antenucci, Bailey, Halvorsen and Verrecchia elected to defer 100% of their RSUs granted in 2019 pursuant to the DDCP.

[3] The amounts reported in the "All Other Compensation" column for Mr. Deninger and Mses. Arway and Murdock consist of amounts paid for health and/or dental plan coverage. The amounts reported in the "All Other Compensation" column for Messrs. Antenucci, Halvorsen and Verrecchia consist of dividend equivalents paid on phantom stock pursuant to the DDCP. The amount reported in the "All Other Compensation" column for Mr. Bailey consists of amounts paid for health and dental plan coverage and dividend equivalents paid on phantom stock pursuant to the DDCP.

Modifications to Director Compensation for 2020

The Compensation Committee annually reviews, with assistance from our independent compensation consultants, the compensation of our non-employee directors in comparison to companies with similar revenues and business and makes adjustments it believes are appropriate.

There were no changes made to the retainer fees or equity compensation in the Company's Compensation Plan for Non-Employee Directors for 2020.

OTHER CORPORATE GOVERNANCE MATTERS

Code of Ethics

Our Code of Ethics and Business Conduct applies to each of the Company's employees, including officers and directors. Our Code of Ethics and Business Conduct is posted on our website, www.ironmountain.com, under the heading "Investors/Corporate Governance." A printed copy of our Code of Ethics and Business Conduct is also available free of charge to any stockholder who requests a copy. We intend to disclose any amendment to, or waiver from, a provision of our Code of Ethics and Business Conduct applicable to our CEO, chief financial officer or principal accounting officer or controller by posting such information on our website. Any waivers applicable to any other executive officers will also be promptly disclosed to stockholders on our website.

Corporate Social Responsibility

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") OVERVIEW

Iron Mountain is committed to living by our core values and putting them into action every day and in everything we do – from safeguarding our customers' information to empowering employees, serving our communities, and protecting the environment. ESG principles are integrated across the business and we strive to deliver solutions that enable both our organization and our customers to manage information in a manner that is environmentally conscious and socially responsible.

We conduct periodic ESG materiality assessments, which serve to prioritize ESG issues through engagement with internal and external stakeholders. This process helps to manage ESG risks and identify the topics that are most relevant to the success of our company. While our priority issues evolve, each year we remain focused on three core elements:

Our Planet

We are committed to reducing our impact on the environment while driving value to our customers, investors and the communities in which we operate.

- Our GHG emissions reduction goal was approved by the Science Based Targets initiative in 2019. In 2018, Iron Mountain joined the RE100 and committed to sourcing all of our global electricity use from renewable energy resources in accordance with the standards adopted by the RE100.
- In 2019, to help customers meet their environmental goals and objectives, we launched a new data center renewable energy solution called Green Power Pass ("GPP"). The first of its kind in the data center industry, GPP is an industry endorsed solution for companies seeking to report greenhouse gas or CO_2 reductions associated with the green power they consume at Iron Mountain data centers.

Our Communities

We engage with our local communities and support charitable causes.

- We offer philanthropic support to our global community through our Living Legacy Initiative, which is our commitment to help preserve and make accessible cultural and historical information and artifacts.
- We encourage our employees to volunteer and offer paid time off, country permitting, to partake in community service.

Our People

Attracting, developing, and empowering individuals with a wide range of experiences, capabilities, and points of view is a key component of our success.

- Our global Inclusion and Diversity strategy ensures we have the best talent to deliver our business objectives, enable an innovative, high-performance culture and deliver superior performance to our customers and shareholders.
- This commitment starts with our Board of Directors; 31% of our director nominees are women.

The Nominating and Governance Committee receives periodic reports of ESG strategy and initiatives. Iron Mountain is committed to transparent reporting on sustainability and corporate responsibility efforts. We publish an annual corporate responsibility report in accordance with the Global Reporting Initiative Standards. A copy of our corporate responsibility report is available on the "About Us" section of our website, www.ironmountain.com, under the heading "Corporate Social Responsibility".

EXECUTIVE COMPENSATION

<table>
<tr><td>PROPOSAL
2</td><td></td><td>**APPROVAL, BY A NON-BINDING ADVISORY VOTE, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS**</td></tr>
</table>

The Board recommends that you vote **FOR** the approval of the non-binding, advisory resolution approving the compensation of our Named Executive Officers.

In accordance with the requirements of Section 14A of the Exchange Act and related rules of the SEC, we are including this separate proposal for stockholders to approve, on a non-binding, advisory basis, the compensation of our named executive officers listed in the Summary Compensation Table appearing on page 55 of this Proxy Statement (collectively, our "Named Executive Officers" or our "NEOs").

Our executive compensation is designed to reward executive performance and behavior that contributes to long-term success of the Company and our stockholders. We also seek to attract, motivate, reward and retain the senior management talent required to achieve our corporate objectives and increase stockholder value. At the core of our executive compensation programs is our "pay for performance" philosophy that links competitive levels of compensation to achievements of our overall strategy and business goals, including predetermined objectives. We believe our compensation program is strongly aligned with the interests of our stockholders and sound corporate governance principles. We urge you to read the "Compensation Discussion and Analysis" section of this Proxy Statement and the compensation tables and the other narrative compensation disclosures contained in this Proxy Statement for additional details on our executive compensation, including our compensation philosophy and objectives and the compensation of our NEOs.

The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our NEOs, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. To the extent there is any significant vote against the compensation paid to the NEOs as disclosed in this Proxy Statement, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of stockholders.

Based on the above, we request that you indicate your support for our executive compensation philosophy and practices by voting to approve, on a non-binding, advisory basis, the following resolution:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion in the Proxy Statement for the 2020 Annual Meeting of Stockholders, is hereby APPROVED."

Required Vote

The affirmative vote of a majority of the votes properly cast at the Annual Meeting is required to approve the non-binding advisory vote on the compensation of our NEOs, as described in the "Compensation Discussion and Analysis" section of this Proxy Statement and the compensation tables and the other narrative compensation disclosures contained in this Proxy Statement. For the purposes of determining the number of votes cast, only those cast "For" or "Against" are included. The opportunity to vote on this resolution is required pursuant to Section 14A of the Exchange Act. However, as an advisory vote, the vote on this resolution is not binding upon the Company and serves only as a recommendation to the Board. Nonetheless, the Compensation Committee, which is responsible for designing and administering our executive compensation programs, and the Board value the opinions expressed by stockholders and will consider the outcome of the vote when making future executive compensation decisions.

Our current policy is to provide stockholders with an opportunity to approve executive compensation each year at our annual meeting of stockholders. We currently expect that the next such vote will occur at our 2021 Annual Meeting of Stockholders.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Overview

Our executive compensation program reflects our pay for performance compensation philosophy and goals. This section describes our executive compensation program and the compensation of the individuals who served as our chief executive officer and chief financial officer in 2019, and our other NEOs, including specific factors considered in our compensation decision-making process.

NAMED EXECUTIVE OFFICERS

Iron Mountain's NEOs provide exceptional leadership across our global businesses. Together with the other members of our executive team, these leaders advance strategic and operational results that drive stockholder value. Our NEOs as of December 31, 2019 were:

Name	Title
William L. Meaney	Chief Executive Officer
Stuart Brown	Executive Vice President and Chief Financial Officer
Ernest Cloutier	Executive Vice President and General Manager, Global Records and Information Management
Patrick Keddy	Executive Vice President, Business Development and Transformation
Fidelma Russo	Executive Vice President and Chief Technology Officer
John Tomovcsik	Executive Vice President and Chief Operating Officer

EXECUTIVE APPOINTMENTS AND ROLE CHANGES

On October 31, 2019, Patrick Keddy, our former Executive Vice President and General Manager of North America and Western Europe, announced his planned retirement in the first quarter of 2021. Mr. Keddy is transitioning his responsibilities to Ernest Cloutier, who was appointed as the Executive Vice President and General Manager of Global Records and Information Management on November 1, 2019. Related to this transition, effective on November 1, 2019, Mr. Keddy assumed the role of Executive Vice President, Business Development and Transformation, and ceased to be one of our executive officers.

On November 22, 2019, the Company and Stuart Brown agreed on the terms of Mr. Brown's departure, and the Company and Mr. Brown entered into a separation agreement on November 26, 2019. Details of the benefits Mr. Brown is entitled to can be found under the "Termination and Change in Control Arrangements" heading of the Compensation Discussion and Analysis section of this Proxy Statement.

In relation to Mr. Brown's departure, on November 25, 2019, the Company announced that Barry Hytinen would join the Company as Executive Vice President and Chief Financial Officer effective January 1, 2020. Mr. Hytinen joined the Company from Hanesbrands, Inc. where he served as Chief Financial Officer since 2017. Mr. Hytinen was not employed by the Company on December 31, 2019; therefore, he is not an NEO in this Proxy Statement.

Ms. Russo served as our Chief Technology Officer and an Executive Vice President through December 31, 2019. On March 26, 2020, Ms. Russo informed the Company of her decision to resign, effective May 3, 2020.

2019 PERFORMANCE HIGHLIGHTS

We are one of the leading providers of physical and digital information storage and retrieval with more than 25,000 employees serving a broad range of industries and government organizations. With a portfolio of approximately 1,450 owned and leased facilities totaling more than 90 million square feet of space, we provide (i) storage and information management services in approximately 50 countries on six continents (storing nearly 700 million cubic feet of records) and (ii) enterprise-class colocation and hyperscale data center storage and solutions in the United States, Europe and Asia (with 120 megawatts of leasable capacity operating and total potential capacity of approximately 350 megawatts) as of December 31, 2019.

In 2019, we continued to deliver results and execute on our long-term strategic plan ("Strategic Plan"), while making significant investments in the Company's future. Financial and operational performance highlights include:

- Full-year total revenues increased 3.0% on a constant-currency basis and 1.1% on a total organic revenue[1] basis compared to 2018; organic revenue growth was 2% if the impact of paper price fluctuations is excluded.
- Adjusted EBITDA[2] grew 2.7% year over year on a constant-currency basis, or approximately 5% if the impact of paper price fluctuations is excluded.
- Adjusted Funds from Operations ("AFFO"[3]) decreased 0.7% year over year in 2019.
- Our revenue mix continues to shift to faster growing businesses; our growth portfolio, which consists of our operations in higher growth markets, Global Data Center and Adjacent Businesses[4], comprised 24% of our total revenue in 2019, and grew approximately 4% year over year, on an organic basis.
- Continued expansion of our Data Center platform with the acquisition of land in Frankfurt, delivery of sellable capacity in Phoenix, London, Amsterdam and Singapore, and construction-in-progress of the second facility at our campus in Northern Virginia.

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[1]   Organic Revenue is defined as our organic revenue growth rate, which is a non-GAAP measure, and represents the year-over-year growth rate of our revenues excluding the impact of business acquisitions, divestitures and foreign currency exchange rate fluctuations, but including the impact of acquisitions of customer relationships.

[2]   Adjusted EBITDA is defined as income (loss) from continuing operations before interest expense, net, provision (benefit) for income taxes, depreciation and amortization, and also excludes certain items that we believe are not indicative of our core operating results, specifically: (i) (gain) loss on disposal/write-down of property, plant and equipment (including real estate), net; (ii) intangible impairments; (iii) other expense (income), net (which includes foreign currency transaction (gains) losses, net); (iv) Significant Acquisition Costs[a]; and (v) Restructuring Charges[b].

[3]   AFFO is defined as FFO (Normalized)[c] excluding non-cash rent expense or income plus depreciation on non-real estate assets, amortization expense associated with customer relationship value, intake costs, acquisitions of customer relationships and other intangibles, and excluding amortization expense associated with capitalized internal commissions, amortization of deferred financing costs, revenue reduction associated with amortization of permanent withdrawal fees and above-and below-market data center leases, stock-based compensation expense and the impact of reconciling to normalized cash taxes, less recurring capital expenditures and non-real estate growth investments (on a cash basis), excluding Significant Acquisition Capital Expenditures[d].

   a.   Significant Acquisition Costs represent operating expenditures associated with (1) our acquisition of Recall (as defined below) including: (i) advisory and professional fees to complete the Recall Transaction (as defined below); (ii) costs associated with the divestments required in connection with receipt of regulatory approvals in connection with the Recall Transaction (including transitional services); and (iii) costs to integrate Recall with our existing operations, including moving, severance, facility upgrade, REIT conversion and system upgrade costs, as well as certain costs associated with our shared service center initiative for our finance, human resources and information technology functions; and (2) the advisory and professional fees to complete the acquisition of IO Data Centers, LLC.

   b.   Restructuring Charges represent operating expenditures associated with Project Summit, the Company's transformation program announced in the fourth quarter of 2019, which is designed to accelerate execution of Iron Mountain's Strategic Plan.

   c.   Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("Nareit") as net income (loss) excluding depreciation on real estate assets, gains on sale of real estate, net of tax and amortization of data center leased-based intangibles. FFO (Normalized) further excludes certain items included in FFO that we believe are not indicative of our core operating results, specifically: (i) (gain) loss on disposal/write-down of property, plant and equipment net (excluding real estate), (ii) intangible impairments; (iii) other expense (income), net (which includes foreign currency transaction (gains) losses, net); (iv) real estate capital lease depreciation; (v) Significant Acquisition Costs; (vi) Restructuring Charges; (vii) the tax impact of reconciling items and discrete tax items; (viii) (income) loss from discontinued operations, net of tax; and (ix) loss (gain) on sale of discontinued operations, net of tax.

   d.   Significant Acquisition Capital Expenditures represent capitalized expenditures associated with the May 2, 2016 acquisition of Recall Holdings Limited ("Recall") pursuant to the Scheme Implementation Deed, as amended with Recall (the "Recall Transaction") and the acquisition of IO Data Centers, LLC.

[4]   "Adjacent Businesses" primarily include our entertainment services, fine art storage and consumer storage businesses.

We continue to make progress on our long-term strategy. The table below highlights the significant 2019 achievements with respect to each core segment of our long-term strategy:

Core Segments	2019 Achievements
Developed Markets[1]	Organic storage rental revenue growth of 1.6%, reflecting strong contribution from revenue management, and steady organic volume trends, coupled with further penetration of historically unvended market segments, such as the Federal Government and Mid-Market.
Higher Growth Markets	Deepened presence by establishing and enhancing leadership positions in higher growth markets and completed acquisitions that increase scale and reach in markets including Colombia, Thailand, Latvia and Bulgaria.
Adjacent Businesses	Strong performance with organic revenue growing 6% for the full year. We expanded our fine arts storage business via strategic acquisitions and international expansion.
Global Data Center	We continue to scale our data center business through organic growth and development; full-year 2019 Data Center revenue grew approximately 5% year over year on an organic basis; normalizing for two significant churn events that occurred early in the year, organic revenue growth would have been approximately 10%. At year-end 2019, 85.7%, or 90% stabilized, of our capacity was leased, with total potential capacity of 357 megawatts.

[1] "Developed Markets" include United States, Canada and Western Europe.

In October 2019, we announced Project Summit. Project Summit focuses on simplifying our global structure by combining our core records and information management operations under one global leader, Ernest Cloutier, and rebalancing our resources, streamlining managerial structures and leveraging our global and regional customer facing resources. As part of Project Summit, we are also implementing systems and process changes designed to make our organization more agile and dynamic, streamlining our organization and reallocating our resources to better align with our strategic goals. Project Summit is expected to reduce the number of executive positions (vice president and above) by approximately 45% and our total managerial and administrative workforce by approximately 700 positions by the end of 2021. The activities associated with Project Summit began in the fourth quarter of 2019 and are expected to be substantially complete by the end of 2021. By the end of 2019, the Company had completed 70% of the expected executive position reductions.

As we simplify our global structure and combine our core records and information management operations under one global leader, we have reassessed the composition of our business segments. Our previous North American Records and Information Management Business, North American Data Management Business, Western European Business and Other International Business segments have been combined into one Global Records and Information Management ("Global RIM") Business segment with certain product lines now captured in our Corporate and Other Business segment.

2019 PAY HIGHLIGHTS

The 2019 short-term incentive award results are based on financial performance, after adjusting for the impact of the approved target adjustments during the year and measured in constant currency, and performance against strategic objectives. Additional information on the approved target adjustments can be found under the "Compensation Discussion and Analysis-Establishing Compensation-Process-Adjustment Factors" section of this Proxy Statement. The 2019 short-term incentive awards achieved 77.2% of the targets established by the Compensation Committee. Also, some of the NEOs exceeded expectations and some fell below expectations relative to their individual goals and objectives. Combining financial and strategic objective performance with individual performance, our NEOs achieved 83.9% of target short-term incentive awards, on average, calculated based on the following results:

- Adjusted EBITDA and revenue (40% of total) achieved a combined payout of 70.2% of target;
- AFFO per share performance (30% of total) was 98.0% of target, which resulted in a payout of 79.2% of target;
- Strategic objectives (30% of total) achieved a combined payout of 84.7% of target; and
- The Compensation Committee approved individual performance modifiers based on performance against individual goals and objectives that reduced awards up to 15% or added up to 20% to the combined financial and strategic performance results discussed above.

Our long-term incentive PU awards with a performance period that ended on December 31, 2019 earned 97.7% of target shares based on total shareholder return ("TSR") and Company financial performance:

- PUs based on TSR ("TSR-Based PUs") represent 50% of the total PUs and earned 99.8% of target shares, reflecting performance during the relevant period at the 49.9th percentile of the MSCI US REIT Index; and
- PUs based on Storage Revenue & Return on Invested Capital ("ROIC"[1]) performance ("Operational PUs") represent 50% of the total PUs and for the three-year period ending in 2019 earned 95.6% of target shares, reflecting performance close to the target level.

2019 EXECUTIVE COMPENSATION SUMMARY

The Compensation Committee reviews our executive compensation programs annually to maintain the alignment of our pay programs with our strategic objectives and the creation of stockholder value. Our executive compensation programs include short-term and long-term incentive components, which are aligned to our pay for performance philosophy.

We designed our short-term incentive program to reward our executive team for executing the Company's annual operating plan and demonstrating annual progress toward the Company's achievement of our Strategic Plan. We measure results that are within the control of management by using a constant currency basis to remove the effects of foreign currency exchange rate fluctuations. Our short-term incentive program consists of two general criteria for evaluating the performance of our executive team:

(i)   Financial performance that is based on revenue, Adjusted EBITDA, which is our primary measure of profit, and AFFO per share, which measures our excess cash flows and represents 70% of the short-term incentive opportunity; and

(ii) Strategic objectives that are centered on key growth drivers for the Company and represent 30% of the short-term incentive opportunity.

In addition, each member of the executive team's short-term incentive bonus may be increased or decreased based on such member's performance against specific individual goals and objectives established annually by the Board for the CEO and the CEO for the other NEOs.

Our long-term incentive program rewards our success over a multi-year period relative to internal financial performance targets and stockholder returns through a portfolio of stock-based awards, including (i) PUs, which reward achievements related to company performance, (ii) stock options, which reward share price growth, and (iii) RSUs, which support retention and provide additional alignment with stockholders.

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[1]   ROIC is defined as net operating profit after taxes plus depreciation and amortization less non-growth capital expenditures divided by the average of the beginning and ending balance of total debt plus stockholder's equity and non-controlling interest less cash plus accumulated depreciation on racking.

Establishing Compensation

COMPENSATION PHILOSOPHY AND PRACTICES

The purpose of our executive compensation programs is to attract, retain and focus the talents and energies of our executives on meeting the current and future objectives of the Company, most notably the creation of stockholder value. The design principles that govern our executive compensation programs are described below.

General program competitiveness – Our compensation programs serve to attract and retain top performing executives. We establish target pay levels with reference to external market benchmarks in the relevant markets for executive talent. The relative position of each executive's compensation compared to the market benchmarks referenced reflects experience and proficiency in performing required duties.

Pay for performance – A substantial percentage of each executive's total compensation opportunity is contingent on annual and multi-year performance. The targeted pay opportunity is weighted towards variable, performance-based compensation, which is intended to deliver target total compensation when goals are met and up to an established maximum total compensation when goals are exceeded.

Internal parity – The total compensation opportunity for each executive reflects the responsibility, scope and complexity of that individual's role within the Company.

Stockholder alignment – Our compensation programs are intended to align the interests of our stockholders with our executives by rewarding performance that drives long-term stockholder value creation. Our CEO and executive vice presidents ("EVPs") reporting to our CEO are also subject to minimum stock ownership requirements, as discussed under the "Executive Stock Ownership Guidelines" heading of this section of the Proxy Statement.

Alignment with various business strategies – We structure our executive compensation programs to reward the achievement of enterprise financial goals and strategic objectives. Our annual short-term incentive program provides for individual differentiation that reflects each executive's performance, including applicable business unit results and overall contribution towards enterprise goals. Consequently, each executive's bonus may be adjusted according to achievement measured against individual objectives.

We maintain the following policies and practices that drive our executive compensation programs:

What We Do	What We Don't Do
⊘ Align executive pay with performance	⊗ No change in control "single trigger" equity acceleration provisions
⊘ Ensure proper balance of short- and long-term orientation in our incentive programs with an average of 60% of executive target compensation at risk	⊗ No excise tax gross-ups in connection with a change in control
⊘ Maintain meaningful executive stock ownership requirements	⊗ No dividends or dividend equivalents paid until vesting
⊘ Include executive clawback policy on all cash and equity incentive awards	⊗ No supplemental executive retirement plans
⊘ Hold an annual "Say-On-Pay" advisory vote	
⊘ Retain an independent compensation consultant	
⊘ Insider Trading Policy that prevents hedging and pledging of shares	

PROCESS

In applying our compensation philosophy and design principles to establish appropriate compensation programs and target compensation levels, the Compensation Committee:

Reviews and approves compensation for our CEO and our other executive team members	• Annually approves a recommendation to the Board for the salary, short-term and long-term incentive compensation for our CEO.
	   • Annually establishes the individual goals and objectives utilized in the short-term incentive program for our CEO.
	   • The Compensation Committee's recommendation reflects (1) an analysis of the Company's performance against predetermined financial and strategic objective goals, (2) its evaluation of our CEO's performance against predetermined individual objectives and (3) input from members of the Board.
	   • The Compensation Committee's recommendation is then presented to the independent members of the Board for approval.
	• Annually reviews and approves the salary, short-term and long-term incentive compensation for our other executive team members as recommended by our CEO.

Reviews and approves short-term and long-term incentive programs for the executive team	• Annually reviews and approves the structure of our short-term and long-term incentive programs for the executive team, including performance metrics, performance and payout grids and the weighting applied to each metric.
	   • The review typically balances an internal and external perspective developed in collaboration with members of management and the Compensation Committee's independent compensation consultant.
	   • Based upon this review, the Compensation Committee may maintain or modify the amount and mix of grants under our incentive programs.
	• Annually establishes the financial and strategic objective performance goals that are utilized in our short-term and long-term incentive plans.

Evaluates the effectiveness and competitiveness of other executive compensation programs	• Periodically evaluates the effectiveness and competitiveness of other executive compensation programs, such as executive benefits, perquisites and our severance policies. These periodic evaluations are conducted to ensure alignment with our internal strategy and objectives and to consider external market practices.

IRON MOUNTAIN®

ESTABLISHING FINANCIAL PERFORMANCE GOALS

1 ▼ The Compensation Committee initially approves annual financial performance targets based upon our annual operating plan approved by the Board, assuming constant currency. The multi-year performance targets are aligned with our Strategic Plan.

2 ▼ When the financial targets are set, the Compensation Committee approves a series of adjustment factors that identify the nature of potential adjustments to the target levels that may be considered throughout the applicable performance period.

3 The Compensation Committee reviews the year-end results and, if applicable, adjusts certain financial targets based on the adjustment factors approved at the beginning of the applicable performance period.

2019 Adjustment Factors

In 2019, the Compensation Committee approved adjustment factors (the "Adjustment Factors") to certain performance goal targets that determine our short-term and long-term incentive compensation. The Adjustment Factors are designed to (1) eliminate the effects of unbudgeted acquisitions and dispositions, (2) eliminate the effects of rent reduction resulting from lease conversions, (3) eliminate the effects of accounting standards updates and (4) exclude the impact of spending on innovation initiatives. During its year-end review, the Compensation Committee approved additional adjustments to the short-term incentives related to events that were deemed unusual, one-time in nature and outside of management's control (i.e., natural disasters). The Adjustment Factors apply to long-term performance-based compensation outstanding during 2019 and short-term performance-based compensation awarded for 2019 performance.

The net effect of applying the Adjustment Factors to the 2019 revenue targets had an immaterial impact on the target for annual and long-term incentives. The net effect of applying the Adjustment Factors to 2019 Adjusted EBITDA decreased the applicable target by 5.8%. There were no adjustments to 2019 AFFO per share.

CEO PAY FOR PERFORMANCE ALIGNMENT

The Compensation Committee reviews the alignment of CEO realizable pay and Company performance, measured by TSR each year. We believe a realizable pay analysis helps evaluate the pay for performance effectiveness of our compensation programs and the directional alignment of our equity awards with stockholder interests.

The table below illustrates the relationship between CEO realizable pay and TSR performance for the last five years. Over the five-year period ended December 31, 2019; CEO realizable pay increased 69%, while TSR performance was +14%.

► **5-YEAR CEO PAY-TSR ALIGNMENT BASED ON DIVIDEND ADJUSTED CLOSING STOCK PRICE**



Opportunity and Realizable Pay ($ MM)

14% TSR(1)

	2015	2016	2017	2018	2019
■ Realizable Pay	5,607	7,292	7,559	10,468	9,455
■ Opportunity	7,500	7,850	9,250	11,000	11,000

(1) TSR is calculated based on the dividend adjusted closing price per share of Common Stock on the NYSE on December 31 for years 2014 through 2019 as of December 31, 2019.

For each of the most recent five years, CEO realizable pay equals (1) annual base salary for the applicable year, plus (2) actual paid bonus for the applicable year, plus (3) in the money value of stock options granted during the applicable year, plus (4) value of RSUs granted during the applicable year, including accrued dividends thereon, plus (5) value of PUs granted during the applicable year, reflecting actual achievement for awards granted in 2015, 2016 and 2017 and target performance as of the end of 2019 for awards granted in 2018 and 2019 (accordingly, the actual number of PUs that may be credited under these programs will vary), including accrued dividends. All equity values are calculated using the closing price of our Common Stock as of December 31, 2019.

For each of the most recent five years, CEO pay opportunity equals (1) annual base salary for the applicable year, plus (2) target bonus for the applicable year, plus (3) target equity awards approved during the applicable year by the Board (in the case of each equity award, as measured at the date of grant). The 2019 CEO pay opportunity did not change from 2018.

ROLE OF CEO AND OTHER EXECUTIVE TEAM MEMBERS

Our CEO and other members of the executive team assist the Compensation Committee in carrying out its duties throughout the year by completing specific tasks, including:

- Our CEO establishes the individual goals and objectives for our executive team (other than the CEO) and proposes his own individual goals and objectives, with input from the Board, which are then approved by the Board;
- Our CEO develops compensation recommendations for our executive team (other than the CEO) for the Compensation Committee's review and approval, including salary levels, the potential economic value of long-term incentives and achievement of individual goals and objectives; and
- Each executive team member prepares a self-review to assist the review of his or her performance against individual goals and objectives, which self-review is shared with the Compensation Committee (for the CEO) or the CEO (for our other executive team members).

ROLE OF CONSULTANTS

The Compensation Committee retains the services of an independent compensation consultant to provide ongoing advice and perspective to the Compensation Committee, including the following areas related to the compensation of our executives:

- Market pay analyses and market trends;
- CEO and NEO long-term "realizable" pay and performance analysis;
- Assistance with the review and selection of the group of companies to serve as a reference point for the market analyses (the "Peer Group");
- Ongoing support with regard to the latest relevant executive compensation trends, including regulatory, technical and/or accounting considerations affecting compensation and benefit programs;
- Assistance with disclosure in the Proxy Statement, including the Compensation Discussion and Analysis section;
- Assistance with Say-on-Pay and proxy advisor topics;
- Assistance with tracking and confirming results for performance-based equity awards;
- Assistance with the design of executive compensation or benefit programs, as needed; and
- Preparation for and attendance at selected Compensation Committee meetings.

Since May 2012, the Compensation Committee has engaged Pay Governance LLC ("Pay Governance") to assist the Compensation Committee by providing ongoing executive compensation consulting. Pay Governance reports directly to the Compensation Committee, has regular meetings with the chairperson of the Compensation Committee and meets with the Compensation Committee in executive session.

Pay Governance also provides assistance to the Nominating and Governance Committee on director compensation matters. In 2019, the Compensation Committee reviewed the nature of the relationship with its independent compensation consultants and determined that there were no conflicts that impacted the advice and guidance provided to the Compensation Committee.

CONSIDERATION OF RISK IN OUR COMPENSATION PROGRAMS

After its annual review of the Company's incentive compensation arrangements for all employees, the Compensation Committee concluded that the components and structure of the Company's compensation plans do not create risks that are reasonably likely to result in a material adverse effect to the Company. The process undertaken to reach this conclusion involved an analysis of the Company's compensation plans by management and a review of conclusions by the Compensation Committee's independent compensation consultant and the Compensation Committee.

BENCHMARKING

To provide an external perspective relative to executive compensation levels, plan design trends and market best practices, the Compensation Committee reviews market analyses derived from the Peer Group and prepared by our independent compensation consultant.

The Compensation Committee, in collaboration with our independent compensation consultant and management, reviews the Peer Group annually based on the following criteria:

- Comparable revenue size and industry;
- Similar market capitalization;
- Pays regular quarterly dividends; and
- Similar degree of global operations.

Following an annual review of the Company's Peer Group, the Compensation Committee approved two changes to the Peer Group in 2019. The 2019 Peer Group reflects the removal of American Tower and Pitney Bowes due to the difference in market capitalization of each removed company compared to the Company.

The 2019 Peer Group includes the following companies:

ABM Industries	Crown Castle International[1]	Paychex
Alliance Data Systems	Digital Realty[1]	Prologis[1]
Brinks	Equifax	Stericycle
Broadridge Financial	Equinix[1]	Western Union
Cintas	Fiserv	
Clean Harbors	Global Payments	

[1] This company is a REIT.

HOW WE USE MARKET DATA

PAY LEVELS

Market data is one element considered by the Compensation Committee when making executive compensation decisions, but the Compensation Committee does not set compensation levels based solely on market data. Rather, the Compensation Committee reviews the 25th, 50th and 75th percentiles of relevant market data as one frame of reference in making its executive compensation decisions. Final executive compensation decisions reflect a variety of factors, including each executive's experience, performance rating, the relative importance of the executive's role within the organization, as well as where each executive's pay level falls relative to the market data.

PLAN DESIGN

When designing or assessing the design of our compensation programs, the Compensation Committee reviews programs of the Peer Group to establish typical market practice. The Compensation Committee evaluates our specific circumstances and business objectives and follows market practice with respect to the design of our programs where appropriate but may deviate from market practice where the Compensation Committee deems it is in the best interest of the Company and its stockholders.

SAY-ON-PAY VOTE

The Compensation Committee considers the outcome of the annual stockholder advisory vote on executive compensation when making future decisions relating to our executive compensation and related programs and policies. Stockholders continue to show strong support for our executive compensation programs, with approximately 96% of the votes cast for the approval of "Say-on-Pay" at our 2019 annual meeting of stockholders. We believe the strong support since the adoption of "Say-on-Pay" demonstrates our stockholders' satisfaction with the alignment of Company performance and NEO compensation.

▶ **5 YEAR HISTORY OF IN FAVOR SAY ON PAY VOTING RESULTS**



EXECUTIVE STOCK OWNERSHIP GUIDELINES

The Company maintains stock ownership guidelines that require certain executives, including our NEOs, to acquire and maintain ownership of our Common Stock as a multiple of base salary. In 2019, the Compensation Committee approved an increase to the CEO's stock ownership guidelines from five to six times base salary and revised the calculation to include both Common Stock owned and unvested RSUs. Stock ownership guidelines as a multiple of base salary are as follows:


CEO
6X
CFO
3X
EVPs reporting to the CEO
2X

The Company established this program to help align the long-term interests of executives with stockholders. Each member of the executive team subject to the Company's stock ownership guidelines is required to retain an amount equal to 50% of the net shares received as a result of the vesting of RSUs or PUs until such executive meets the minimum ownership threshold. "Net shares" are those shares that remain after shares are sold or netted to pay withholding taxes and any purchase price. Because executives must retain a percentage of shares resulting from the vesting of RSUs or PUs until they achieve the minimum share ownership threshold, there is no minimum time period required to achieve the stock ownership guidelines.

The Company measures Executive Stock Ownership Guideline compliance annually in March and continuously monitors compliance until the next measurement date. All members of the executive team who are subject to the Executive Stock Ownership Guidelines are in compliance with the Executive Stock Ownership Guidelines.

2019 Compensation of Named Executive Officers

2019 TOTAL DIRECT COMPENSATION COMPONENTS

OVERVIEW

The total direct compensation ("TDC") for our executives is designed to reward them based on achievement of financial and strategic goals and returns to stockholders. TDC consists of base salary, target bonus and long-term incentive grant value.

As depicted below, as of December 31, 2019, approximately 68% of our CEO's target TDC, and, on average, 59% of the target TDC of our other NEOs, is tied directly to the achievement of financial goals, strategic objectives or stock price appreciation through our short-term and long-term incentive programs.

► CEO


10%
Salary
75%
LTI
15%
STI
68%
At-risk

► OTHER NAMED EXECUTIVE OFFICERS


51%
LTI
26%
Salary
59%
At-risk
23%
STI

Below is a summary of the elements, objectives, risk mitigation factors and key features of our TDC program for our executives. A more detailed discussion of each element and the associated pay decisions follows this section.

			Compensation Element		About the Compensation Element
			CEO	**Other NEOs**	
Short-term	Fixed	Cash	**Base Salary** 10%	26%	Base salary is designed to attract and retain highly qualified individuals. In order to avoid excessive risk taking, it is important that not all cash compensation be at-risk.
Short-term	Variable	Cash	**Short Term Incentive** 15% **Financial Performance - 70%** **Strategic Objectives - 30%**	23%	Annual cash short-term incentive compensation awards are designed to focus executives toward achieving enterprise goals while recognizing their individual contributions, including: • Attaining financial goals in line with our annual budget; • Achieving strategic objectives; • Performing relative to initiatives in areas within their control; and • Rewarding outstanding individual performance. Our short-term incentive awards are expressed as a percentage of base salary, and the amount of compensation payable under each award is subject to a maximum payout; short-term incentive awards are also subject to our clawback policy described above under the "The Board's Role, Responsibilities and Policies-Executive Compensation Clawback Policy" section of this Proxy Statement.
Long-term	Variable	Equity	**Long Term Incentive** 75% **PUs** **RSUs** **Stock Options**	51% **55%** **30%** **15%**	Long-term equity incentives are designed to: • Align the interests of our executives with our stockholders; • Reward overall enterprise performance; and • Encourage the retention of our executives by providing additional opportunities for them to participate in the ownership of the Company and its future growth. Our long-term incentive awards are granted in the form of PUs, RSUs and stock options. PUs are earned based on performance, cliff vest three years from the date of the original grant based on achievement of performance goals, and settle in shares of our Common Stock. Stock options are granted at Fair Market Value (as defined in the 2014 Plan). RSUs and stock options typically vest ratably over three years and are settled in shares of our Common Stock. Equity awards are also subject to our clawback policy described above under the "The Board's Role, Responsibilities and Policies-Executive Compensation Clawback Policy" section of this Proxy Statement.







BASE SALARY

The table below details the base salary at December 31, 2018 and 2019, and any year over year increase, for each of our NEOs. The increases were effective in March 2019.

Name	2018	2019	Percent Change
William L. Meaney	$1,100,000	$1,100,000	0%
Stuart Brown	$ 550,000	$ 550,000	0%
Ernest Cloutier	$ 475,000	$ 500,000	5%
Patrick Keddy[1]	$ 587,420	$ 587,420	0%
Fidelma Russo	$ 485,000	$ 550,000	13%
John Tomovcsik	$ 450,000	$ 475,000	6%

[1] Mr. Keddy's annual base salary was £460,000 at the end of 2018 and 2019. These salary figures have been converted to U.S. Dollars at a conversion rate of £1.00 to $1.277, the average exchange rate for fiscal 2019 (the "UK Conversion Rate").

Following a competitive market review and based on individual performance, the Compensation Committee approved pay changes for Mr. Cloutier, Ms. Russo and Mr. Tomovcsik. The Compensation Committee determined that the base salary for all other NEOs were appropriately positioned based on the factors considered by the Compensation Committee.

SHORT-TERM PERFORMANCE-BASED INCENTIVE COMPENSATION

TARGET INCENTIVES

Each member of our executive team participates in the Company's short-term performance-based incentive compensation programs. The Compensation Committee annually reviews the target short-term incentive opportunity, which is expressed as a percentage of base salary, for each executive team member and approves a new target when appropriate. Set forth below is the 2019 short-term incentive opportunity for each NEO:

Executive	Short-Term Incentive Opportunity Percentage of Salary
William L. Meaney	150%
Stuart Brown	90%
Ernest Cloutier	90%
Patrick Keddy	125%
Fidelma Russo	70%
John Tomovcsik	70%

The Compensation Committee determined that each target opportunity represented the appropriate amount of short-term compensation at risk for each NEO based on his or her role and market comparisons.

Following a competitive market review and based on individual performance, the Compensation Committee approved an increase in short-term incentive opportunity for Mr. Cloutier from 85% to 90% in 2019. The percentage of 2019 salary attributable to short-term incentive opportunity for the other NEOs was, in each case, unchanged from 2018.

PROGRAM STRUCTURE

Achievement of the target short-term incentive opportunity for each executive team member is based upon (1) the Company's performance against a series of financial goals, (2) the Company's performance against a series of strategic objectives and (3) personal performance against the individual goals and objectives of such executive team member set at the beginning of the year, as illustrated below. Each member of the executive team has the same financial goals and the same strategic objectives, which serve to align our executive team toward the same enterprise goals. The individual modifier component, however, allows for recognition of individual performance and contributions. The individual modifier, when applied, can be positive or negative depending on performance. In support of our philosophy of paying for performance, actual short-term incentive awards for our executive team may range from 0% to a maximum of 170.6% of incentive opportunity. Where relevant, results are measured in constant currency to better reflect the effect of the executive's performance on results during the applicable year.



Financial Performance ***70%*** (0% – 150% Payout)	+	**Strategic Objectives** ***30%*** (Varies by Objective: 0% – 150% Payout)	±	**Individual Modifier** (Add or Subtract Up to 25%)

- 70% of the short-term incentive opportunity is based on the Company's financial performance, measured against two metrics:
  - 40% of the short-term incentive opportunity is measured against enterprise Adjusted EBITDA and revenue, with increased payout opportunity if revenue exceeds the target level. Payouts of this component of the short-term incentive bonus may range from 0% - 150% of target, and the highest payouts are possible only when both enterprise Adjusted EBITDA and revenue exceed the goals approved by the Compensation Committee. We believe this measure appropriately corresponds to our profitable growth objectives; and
  - 30% of the short-term incentive opportunity is measured against AFFO per share on a constant currency basis. Payouts of this component of the short-term incentive bonus may range from 0% - 150% of target. We believe this measure appropriately aligns payouts with our ability to generate excess cash flows to reinvest in the business and provide returns to our stockholders through dividends;
- 30% of the short-term incentive opportunity is based on the achievement of specific strategic objectives, which are centered on key drivers of our growth. Payouts of this component of the short-term incentive bonus may range from 0% - 150% of target depending on objective, and the strategic objectives that comprise this component are discussed in further detail under the heading "Strategic Objectives" in this section.
- In addition, each executive team member's short-term incentive bonus may be increased or decreased (by the Board for the CEO and the Compensation Committee for the other NEOs) by as much as 25% based on such executive team member's contribution to the measures above and performance against specific individual goals and objectives, including items such as the development and execution of business, organizational and marketing strategies with the objective to increase Adjusted EBITDA, revenue and AFFO per share and progress toward our strategic objectives.

FINANCIAL PERFORMANCE—ADJUSTED EBITDA & REVENUE

Actual payout of our short-term incentive opportunity tied to Adjusted EBITDA and revenue in 2019 was determined based on the matrix below. In developing the payout matrix, the Compensation Committee sought first to ensure achievement of Adjusted EBITDA goals and then to reward overachievement when both Adjusted EBITDA and revenue exceeded goals. The Compensation Committee selected a maximum payout of 150% of target to be consistent with market practice but structured the payout matrix such that maximum payout was achieved only if both Adjusted EBITDA and revenue exceeded levels that the Compensation Committee considered exceptional based on the objectives of the annual operating plan and recent Company performance.

▶ **SHORT-TERM INCENTIVE PAYOUT**

Adjusted EBITDA (Target = $1,467M)	Revenue (Target = $4,320M)					Payout
	<98.5%	**98.5% - 99.5%**	**99.5% - 100.5%**	**100.5% - 101.4%**	**101.4%+**	
<95.0%	0.0%					
95.0%	4.0%					
96.0%	23.0%					
97.0%	42.0%					
98.0%	62.0%		70.2%			
99.0%	81.0%					**70.2%**
100.0%						
101.0%	100%	105.0%	107.5%	110.0%	110.0%	
102.0%		110.0%	115.0%	115.0%	120.0%	
103.0%			120.0%	125.0%	130.0%	
104.0%		115.0%	125.0%	135.0%	140.0%	
105.0%			130.0%	140.0%	150.0%	

Note: Results are determined based on the scale in the relevant column, based on revenue results, and interpolated for Adjusted EBITDA.

For 2019, our executive team achieved 70.2% payout of the Adjusted EBITDA and Revenue matrix portion of the short-term incentive based on the performance results below (and as adjusted to reflect applicable Adjustment Factors):

	Actual Result[1] ($MM)
Adjusted EBITDA	$1,443.7
Revenue	$4,286.9

[1]   Results are based on constant currency.

FINANCIAL PERFORMANCE—AFFO PER SHARE

Actual payout of our short-term incentive opportunity tied to AFFO per share in 2019 was determined based on the payout scale below. In developing the payout scale, the Compensation Committee sought first to ensure achievement of AFFO per share targets and then to reward overachievement if AFFO per share exceeds target levels. The Compensation Committee selected the minimum threshold level required for payout of this component to ensure that AFFO per share was sufficient relative to the dividend and capital investment requirements in the annual budget. The Compensation Committee selected a maximum payout of 150% of target and structured this component such that maximum payout was achieved only if AFFO per share exceeded levels that the Compensation Committee considered exceptional, based on the objectives of the annual operating plan and recent Company performance.

	Threshold (50% Payout)	Target	Maximum (150% Payout)	Payout
		$2.98		
AFFO per share[1]	$2.89	$3.04	$3.25	79.2%

[1]   Results are based on constant currency.

STRATEGIC OBJECTIVES

The table below describes the specific key measures established in 2019 for each of the five strategic objectives on which 30% of the overall short-term incentive target bonus is based. The Compensation Committee selected the key measures described in the table below as the most important growth drivers that contribute towards achieving the objectives of our long-term strategy. In establishing the payout scales for each of the goals, the Compensation Committee considered growth, risk of achievement, strategic value, forecast uncertainty for early stage products, and probability of attainment. Overall, the Company achieved 84.7% of the specific strategic objectives targeted for 2019 based on the strategic objective results below:

Strategic Objective	Measure	Percentage of Short-Term Incentive Target Bonus	Goals (payout percentage in parentheses)			Results	Payout %[1]
Developed Markets	Organic storage rental revenue growth	5%	Threshold (50%) 0.8%	Target (100%) 1.3%	Maximum (125%) 1.5% — 1.6%	1.6%	125%
Other International[2]	Total revenue and net volume growth	5%	TOTAL REVENUE (50% weighting) Threshold (50%) — $802M $801M	Target (100%) $809M	Maximum (125%) $817	$802M (55%)	71%
			VOLUME GROWTH (50% weighting) Threshold (50%) +6.0M	Target (100%) — +6.4M +6.5M	Maximum (125%) +7.0M	+6.4M (88%)	
Global Data Center Growth	New contracted sales	5%	Threshold (25%) — $25M $22M	Target (100%) $37M	Maximum (150%) $45M	$25M	42%
Innovation	Total contract value for digital solutions including Insight and object-based storage Cloud	7.5%	Threshold (25%) — $8.2M $7M	Target (100%) $10M	Maximum (150%) $12M	$8.2M	55%
Investment Generation	Increase EBITDA to generate capital to invest	7.5%	Threshold (50%) $20M	Target (100%) $25M	Maximum (125%) — $53M $40M	$53M	125%

[1] Payout achievement represents the percentage of the target payout earned based on the level of the Company's achievement of performance measures.

[2] "Other International" includes central and eastern Europe, Latin America, Africa, Asia, Australia and New Zealand.

Based on our 2019 achievement relative to established financial goals and strategic objectives, the short-term incentive payout, prior to the application of individual modifiers, equals 77.2% as outlined in the table below.

Measure & Scope	Target Weighting (%)	Payout Achievement[(1)] (%)
Adjusted EBITDA & Revenue	40%	70.2%
AFFO Per Share	30%	79.2%
Strategic Objectives	30%	84.7%
Preliminary weighted payout		**77.2%**

(1) Payout achievement represents the percentage of the target payout earned based on the level of the Company's achievement of performance measures, as disclosed above.

2019 INDIVIDUAL MODIFIERS

The Board (for the CEO) and the Compensation Committee (for the other members of the executive team) have the ability to apply individual modifiers to adjust the short-term incentive of each executive member. The Board and the Compensation Committee make individual modifier adjustments based on a review of objectives and performance with respect to key initiatives within the control of each executive team member.

In 2019, the Board (for Mr. Meaney) and the Compensation Committee (for all others) determined that the following NEOs should have their bonus adjusted based on individual performance and, as a result, approved the following individual modifiers:

Named Executive Officer	Individual Modifier
William L. Meaney	+10%
Ernest Cloutier	+15%
Patrick Keddy	-15%
Fidelma Russo	+10%
John Tomovcsik	+20%

PAYOUTS OF SHORT-TERM INCENTIVE COMPENSATION

After applying individual modifiers, our NEOs earned 83.9% of target short-term incentive opportunity, on average. The following table sets forth information relating to the payouts of short-term cash incentive compensation to our NEOs during the year ended December 31, 2019.

		2019 Target Opportunity		2019 End-of-Year Performance and Payout			
Named Executive Officer	2019 Salary ($)	(%)	($)	Preliminary STI Payout (% of target)	Individual Modifier (%)	Final STI Payout (% of target)	Payout ($)
William L. Meaney	$1,100,000	150.0%	$1,650,000	77.2%	+10%	87.2%	$1,439,000
Stuart Brown	$ 550,000	90.0%	$ 495,000	77.2%	-	77.2%	$ 382,140
Ernest Cloutier	$ 500,000	90.0%	$ 450,000	77.2%	+15%	92.2%	$ 414,900
Patrick Keddy[(1)]	$ 587,420	125.0%	$ 734,275	77.2%	-15%	62.2%	$ 456,719
Fidelma Russo	$ 550,000	70.0%	$ 385,000	77.2%	+10%	87.2%	$ 335,720
John Tomovcsik	$ 475,000	70.0%	$ 332,500	77.2%	+20%	97.2%	$ 323,190

(1) These figures have been converted to U.S. Dollars using the UK Conversion Rate.

LONG-TERM INCENTIVE COMPENSATION

LONG-TERM INCENTIVE (LTI) PROGRAM DESIGN

Our LTI program rewards the achievement of certain growth objectives that are linked to our Strategic Plan and includes a portfolio of equity awards described in the table below.

Long-Term Incentive Component	Description	Purpose

PUs	• Three-year cliff vesting based on performance of the following:
	  • ROIC: Funding is subject to meeting a minimum level of ROIC in the third year of the performance period.
	  • *Total Revenue and New Product Exit Rate (75%)*: Revenue performance is measured based on average total revenue performance per year over the three-year performance period. New product exit rate is a modifier that is measured based on the revenue exit rate of new products in the last quarter of the three-year performance period.
	  • Relative TSR (25%): TSR performance relative to the MSCI US REIT Index over the three-year performance period.
		• Retention and alignment to long-term stockholder value creation
		• Rewards top-line growth and capital efficiency
		• Rewards the continued shift in revenue mix by developing new product revenue streams
		• Rewards TSR performance relative to a key REIT stock market index

Stock Options	• Exercise price is equal to fair value on the date of grant • Vest ratably over three years and have a 10-year term	• Rewards price appreciation • Provides long-term horizon to minimize possible short-term fluctuations
RSUs	• Vest ratably over three years	• Provides retention as well as alignment with stockholders

Our long-term incentive program provides a mix of long-term incentive components for our executive team, including our NEOs, which ensures a majority of the long-term incentive opportunity is performance-based. Our long-term incentive program's mix of incentive components for 2019 was:

Long-Term Incentive Vehicle	% of Economic Grant Value
PUs	55%
RSUs	30%
Stock Options	15%

The Compensation Committee has imposed vesting and other conditions on awards of Common Stock or grants of options or other long-term equity vehicles, such as PUs and RSUs, because it believes that time-based and performance-based vesting encourages recipients to build stockholder value over a long period of time.

2019 LONG-TERM INCENTIVE AWARDS

The Compensation Committee considers equity grants for our executives in the first quarter of each year. The Compensation Committee makes determinations about the amount and the type of equity incentives to award to each executive based on a number of factors, including:

• CEO recommendations (for incentive awards granted to executives other than the CEO);
• Amount and terms of equity incentives granted in the market benchmark data;
• Amount and type of equity incentives previously granted to such executive;
• Value of and the complexity of the duties performed by such executive at the time of consideration and as anticipated in the future;
• Such executive's performance rating as determined by our internal performance review process; and
• The total and average grant values for members of such executive's internal peer group.

In February 2019, the Compensation Committee approved a potential economic value for long-term equity grants for each of our executives. The table below outlines the potential economic value of the long-term equity incentive awards approved in 2019 by the Compensation Committee for each NEO:

Name	Target PUs[1]	RSUs	Stock Options	Total
William L. Meaney[2]	$4,537,500	$2,475,000	$1,237,500	$8,250,000
Stuart Brown[3]	$ 935,000	$ 510,000	$ 255,000	$1,700,000
Ernest Cloutier[4]	$ 495,000	$ 270,000	$ 135,000	$ 900,000
Patrick Keddy[5]	$ 660,000	$ 360,000	$ 180,000	$1,200,000
Fidelma Russo[6]	$ 467,500	$ 255,000	$ 127,500	$ 850,000
John Tomovcsik	$ 467,500	$ 255,000	$ 127,500	$ 850,000

(1) For the TSR-Based PUs, the fair value reflects a Monte Carlo simulation due to the nature of the award. As a result, the grant date fair values reported in the "Grants of Plan Based Awards" table differ from the values shown in the columns above.

(2) Mr. Meaney's long-term equity awards in 2019 had a value of $8,250,000, which was generally comparable with the corresponding value approved in 2018. The value of Mr. Meaney's long-term equity grant reflects his performance and positioning relative to relevant market benchmarks and the objective to deliver the majority of Mr. Meaney's compensation through long-term incentive opportunities. The value of Mr. Meaney's long-term equity grant in 2019 was larger compared to our other NEOs in order to place a greater portion of his compensation on the long-term success of the Company and strengthen the alignment of his interests with those of our stockholders.

(3) Mr. Brown's 2019 long-term incentive awards had a value of $1,700,000 (an increase of $200,000 as compared to 2018). The increase in value was due to his performance and positioning relative to relevant market benchmarks.

(4) Mr. Cloutier's 2019 long-term incentive awards had a value of $900,000 (an increase of $150,000 as compared to 2018). The increase in value was due to his performance and positioning relative to relevant market benchmarks.

(5) The value approved by the Compensation Committee for Mr. Keddy in 2019 was generally comparable with the corresponding value approved in 2018.

(6) Ms. Russo's 2019 long-term incentive awards had a value of $850,000 (a decrease of $50,000 as compared to 2018). The change in value was primarily due to the one-time new hire award in 2018 that was approved in connection to her appointment as Executive Vice President, Chief Technology Officer in March 2017. Excluding the effects of the 2018 new hire award, the value of Ms. Russo's 2019 long-term incentive awards was increased by $150,000 as compared to 2018 due to her performance and positioning relative to relevant market benchmarks.

PERFORMANCE UNITS

PUs are granted annually and have three-year cliff vesting based on performance measures from the 2014 Plan as reviewed and approved by the Committee. If the PUs are earned, they vest on the third anniversary of the grant date and settle in shares of Common Stock. PUs accrue dividend equivalents in cash, or, in the case of stock dividends, additional PUs, and the dividend equivalents are payable when PUs vest and reflect only dividend equivalents attributable to shares earned.

A portion of the 2019 long-term awards granted to the executives were awarded as PUs that can be earned based on operational and relative TSR performance:



Operational (after ROIC hurdle achievement) – 75%

Revenue
(0% – 200% Payout)

+

New Product Revenue
Exit Rate Modifier
(up to 25%)

+

Relative TSR – 25%

Relative TSR Performance
vs. MSCI US REIT Index
(0% – 200% Payout)

Operational Performance

The Company's operational performance is measured against a multiple-year ROIC hurdle, average total revenue for each year over the performance period, and a modifier related to new product revenue performance.

	Performance Period			
	Year 1	Year 2	Year 3	Payout
Revenue	Goals set and performance measured annually during the three-year performance period			Average of 3 annual performance measurements.
"New Product" Revenue Exit Rate			✓	Modifies total revenue payout by up to +25%. Calculated based on the revenue exit rate of new products in the last quarter of the three-year performance period.
ROIC Hurdle			✓	Year 3 goal that must be met to payout any operational measures.

Operational PU payout will only be made if the Company's actual 2021 ROIC performance, the third year of the performance period, exceeds the target set at the beginning of the performance period.

The total revenue payout will be determined following the end of the third year of the performance period, by averaging each year's revenue performance over the three-year performance period. Revenue goals are set and performance is measured each year. The threshold is aligned to prior year's results using constant currency, the target is aligned to the Company's budget and the maximum is 105% of target.

Performance Level	Actual Performance as a % of Target	Payout as a % of Target[1]
Threshold	Varies – aligned to prior year results	50%
Target	100%	100%
Maximum	105%	200%

[1] Results are interpolated between performance levels above.

In addition, the PUs granted in 2019 ("2019 PUs") have a payout modifier that rewards for significant achievements related to the development of new product revenue streams. The modifier can add up to 25% on top of the overall Operational PU payout based on the fourth quarter 2021 revenue exit rate of new revenue streams that may or may not exist today. The products defined in the 2019 PUs and subject to the new product revenue exit rate modifier include Insight, Consumer, Cloud and any other new products that may be added in the performance period that are not included in the Company's budget and are approved by the Compensation Committee.

Relative TSR Performance

The Company's relative TSR performance during the three-year period beginning in 2019 is measured relative to the MSCI US REIT Index. The payout will be determined at the end of the three-year performance period, based on the table below, by comparing the Company's TSR for that period to the TSR of the companies in the MSCI US REIT Index over the same period.

TSR Percentile Rank[1]	Payout as a % of Target
30th Percentile	50%
50th Percentile	100%
75th Percentile	150%[2]
90th Percentile	200%[2]

[1] Results are interpolated between percentiles.

[2] Regardless of the TSR percentile rank, if the Company's absolute TSR is negative, the payout percentage will not exceed 100%.

2019 Awards

The target number of equity awards granted to our NEOs in 2019 is set forth below:

Named Executive Officer	Total Target PUs Granted	Total RSUs Granted	Total Stock Options Granted
William L. Meaney	127,029	69,288	345,295
Stuart Brown	26,175	14,277	71,151
Ernest Cloutier	13,857	7,558	37,668
Patrick Keddy	18,477	10,078	50,224
Fidelma Russo	13,087	7,138	35,575
John Tomovcsik	13,087	7,138	35,575

OTHER COMPENSATION

In addition to the TDC elements described above, our U.S.-based executive officers participate in the retirement and welfare benefits generally available to our full-time employees, such as medical, dental, life insurance, 401(k) Plan, the 2013 Employee Stock Purchase Plan (the "ESPP") and other fringe benefits.

Our U.S.-based NEOs are eligible for certain executive benefits, including a voluntary executive deferred compensation program, an executive physical and limited perquisites, which are included in the "All Other Compensation" column and related footnote in the "Summary Compensation Table and Executive Deferred Compensation" sections of the Compensation Tables section of this Proxy Statement.

Mr. Keddy does not participate in the 401(k) Plan or the ESPP because he is not a U.S.-based executive. Mr. Keddy is eligible for an executive physical and receives welfare benefits generally available to our full-time employees in the United Kingdom, such as medical. Mr. Keddy receives additional benefits that are customary for executives in his work location as more fully discussed under the "Employment Agreements–Patrick Keddy" section of the Compensation Tables section of this Proxy Statement.

Mr. Cloutier receives additional benefits related to his temporary expatriate assignment in Switzerland as more fully discussed under the "Employment Agreements–Ernest Cloutier" section of the Compensation Tables section of this Proxy Statement. Mr. Cloutier is also eligible for most U.S.-based benefits excluding medical, dental and the executive deferred compensation program.

Previously Granted PUs That Vested in 2020

In 2017, certain members of our executive team, including Mr. Meaney, received an award of TSR-Based PUs and an award of Operational PUs. The TSR-Based PU payout was based on the Company's TSR during the three-year period from 2017 through 2019 measured relative to the MSCI US REIT Index. The Operational PU payout was based on the Company's performance against storage revenue growth and ROIC measured at the conclusion of the three-year performance period ended December 31, 2019. In 2019, the Compensation Committee increased the storage revenue target to give effect to acquisitions and dispositions. The overall payout for the 2017-2019 PUs that vested in 2020 was 97.7% of target.

TSR-BASED PU RESULTS

Following the completion of the performance period for the 2017 PUs, the Compensation Committee determined that award recipients had earned 99.8% of target for the 2017 TSR-Based PUs based on the Company's cumulative TSR of 19.3% during the period, which represented the 49.9th percentile of the MSCI US REIT Index.

The table below sets forth the payouts as a percent of target based on performance of the TSR-based PUs granted in 2017:

IRM TSR vs. MSCI US REIT Index	Payout as a % of Target[1]	Actual MSCI US REIT Index Cumulative TSR
90th percentile or more	200%	74.1%
75th percentile	150%	47.9%
50th percentile	100%	19.3%
30th percentile	50%	4.6%
Below 30th percentile	0%	<4.6%

[1] Results are interpolated between percentiles. Regardless of the TSR percentile rank, if the Company's absolute TSR is negative, the payout percentage will not exceed 100%.

OPERATIONAL PU RESULTS

Following the completion of the performance period for the 2017 PUs, the Compensation Committee determined that the Company exceeded the minimum ROIC of 10.5% under the award, and the actual three-year storage revenue was 99.6% of the target established by the Compensation Committee, and, as a result, 95.6% of the target PUs were earned.

	Threshold (95% of Target)	Target	Maximum (105% of Target)	Payout
Storage Revenue[1] (in millions)	$2,580	$2,704 / $2,716	$2,852	95.6%

		Threshold	Actual
ROIC[1]		10.5%	10.8%

[1] Results are based on constant currency.

TARGET & EARNED PU RESULTS

The table below sets forth the target and the shares earned for the TSR-Based PUs and Operational PUs awarded in 2017:

Named Executive Officer	Target TSR-Based PUs	Target Operational PUs	Total Target PUs	Earned TSR-Based PUs	Earned Operational PUs	Total Earned PUs
William L. Meaney	36,486	36,486	72,972	36,413	34,880	71,293
Stuart Brown	8,108	8,108	16,216	8,091	7,751	15,842
Ernest Cloutier	5,067	5,067	10,134	5,056	4,844	9,900
Patrick Keddy	5,405	5,405	10,810	5,394	5,167	10,561
Fidelma Russo	5,145	5,145	10,290	5,134	4,918	10,052
John Tomovcsik	4,729	4,729	9,458	4,719	4,520	9,239

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986 (the "Code") previously generally disallowed a federal income tax deduction to public companies for compensation in excess of $1,000,000 paid in any year to the principal executive officer (in our case, the CEO) and certain other executive officers, to the extent that this compensation was not "performance-based" within the meaning of Section 162(m) of the Code. The Iron Mountain Incorporated 2002 Stock Incentive Plan (the "2002 Plan") and the 2014 Plan are generally designed such that compensation arising on the exercise of options satisfy this performance-based exemption. The 2002 Plan and the 2014 Plan also provide for the issuance of additional performance-based equity and cash awards, which may qualify for the performance-based exemption. Each of our plans, however, also authorizes the Compensation Committee to grant compensation that is partially or wholly nondeductible.

The Compensation Committee's general policy has been to utilize the performance-based exception under Section 162(m) of the Code to structure our compensation arrangements to maximize deductions for federal income tax purposes. For example, our 2017 short-term performance-based incentive awards were issued under the 2014 Plan and required achievement of at least 90% of the Adjusted EBITDA target, which was set by the Compensation Committee and ratified by the Board, to fund bonus payouts. This goal was established primarily to maximize tax deductibility of the short-term performance-based incentive, if the target was achieved and certain other requirements were satisfied.

The Tax Cuts and Jobs Act of 2017 modified the group of individuals to whom payment of compensation in excess of $1,000,000 is not deductible to generally include the principal executive officer, the principal financial officer and the three other most highly compensated executive officers, and provided that each person covered by Section 162(m) of the Code for a particular year after 2016 will remain subject to this limit in subsequent years, even if not included in that group for the year. It also eliminated the performance-based exemption from Section 162(m) of the Code. As a result, it is expected that certain of our compensation arrangements will result in non-deductible compensation when the total exceeds $1,000,000, except certain historical awards that meet transition rules for continued deductibility under the Tax Cuts and Jobs Act.

Changes to 2020 Compensation Program

2020 PERFORMANCE TARGETS

The Compensation Committee established the 2020 performance targets prior to the outbreak of the COVID-19 pandemic. The Compensation Committee will continue to monitor and assess the potential impact of COVID-19 on the Company's performance and business operations. As a result, the Compensation Committee may exercise its discretion to adjust the 2020 performance targets as appropriate.

CEO PAY OPPORTUNITY

In connection with its annual compensation program review, the Board approved the following increase to Mr. Meaney's pay opportunity for 2020:

Element	2020 Pay Opportunity	Considerations
Base Salary	• increased annual base salary by $100,000 to $1,200,000 which represents a 9% increase compared to 2019 and is the second base salary increase since joining the Company in 2013	• the increase in annual base salary, short- and long-term incentives reflects the Board's assessment of Mr. Meaney's performance and increases in relevant market benchmarks
Annual Bonus	• increased the targeted bonus potential from 150% to 175% of base salary	• 94% of the increased pay opportunity was delivered through variable compensation
Long-Term Incentives	• increased potential economic value of long-term incentive awards by $1,000,000 to $9,250,000	

2020 SHORT-TERM INCENTIVES

The Compensation Committee reviewed the key growth drivers and strategy for the Company and considered growth potential, risk of achievement, strategic value, and probability of attainment when setting performance targets. As a result of the review, the Compensation Committee approved an increase in maximum bonus as a percent of target from 170.6% to 172.5% beginning in the 2020 performance year.

2020 LONG-TERM INCENTIVES

Following a review of the equity award vehicles offered to our equity award participants, the Compensation Committee approved a change in award composition beginning with the 2020 performance year. As a result of the review, the award composition for our NEOs (other than the CEO) in 2020 will be 55% PUs and 45% RSUs. The CEO will be the only equity participant to continue to receive stock options, and the CEO's equity award composition will continue to be 55% PUs, 30% RSUs and 15% stock options. Stock options are an incentive vehicle that are aligned with creating long-term shareholder value as they have a 10-year term, whereas PUs and RSUs have three-year performance/vesting periods.

Compensation Committee Report on Compensation Discussion and Analysis

We, the members of the Compensation Committee of the Board of the Company, have reviewed and discussed the Compensation Discussion and Analysis with the Company's management. Based upon this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2019.

COMPENSATION COMMITTEE

Pamela M. Arway, *Chair*
Paul Deninger
Monte Ford
Per Kristian Halvorsen
Robin Matlock
Wendy J. Murdock
Doyle Simmons

COMPENSATION TABLES

Summary Compensation Table

The following table provides certain information concerning compensation earned by our NEOs during the years ended December 31, 2017, 2018 and 2019. As required by SEC rules, the table includes:

- Each person who served as our CEO or chief financial officer at any time during 2019;
- The three other most highly compensated persons serving as executive officers at year-end; and
- One additional individual who would have been among the three of our other most highly compensated persons had he or she been an executive officer at the end of 2019.

SUMMARY COMPENSATION TABLE FOR 2017, 2018 AND 2019

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2][3]	Option Awards ($)[3][4]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation ($)[6]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
William L. Meaney[7]	2019	$1,097,657	$ —	$7,057,856	$1,237,537	$1,439,000	$ 56,899	$10,888,949
President and Chief	2018	$1,083,077	$ —	$7,001,041	$1,237,384	$1,910,700	$ 55,070	$11,287,272
Executive Officer	2017	$1,000,000	$ —	$5,089,432	$2,024,791	$1,806,000	$ 48,816	$ 9,969,039
Stuart Brown[8]	2019	$ 550,000	$ —	$1,454,303	$ 255,005	$ 382,140	$ 14,732	$ 2,656,180
Executive Vice President	2018	$ 550,000	$ —	$1,272,907	$ 224,978	$ 498,960	$ 11,602	$ 2,558,447
and Chief Financial Officer	2017	$ 550,000	$ —	$1,040,964	$ 239,973	$ 516,120	$ 21,504	$ 2,368,561
Ernest Cloutier	2019	$ 495,192	$ —	$ 769,898	$ 135,002	$ 414,900	$1,782,123	$ 3,597,115
Executive Vice President and	2018	$ 475,000	$ —	$ 636,437	$ 112,487	$ 487,730	$1,081,469	$ 2,793,123
General Manager, Records	2017	$ 475,000	$ —	$ 650,574	$ 149,981	$ 465,928	$ 644,167	$ 2,385,650
and Information Management								
Patrick Keddy[9][10]	2019	$ 587,420	$ —	$1,026,590	$ 180,003	$ 456,719	$ 115,982	$ 2,366,714
Executive Vice President,	2018	$ 587,576	$ —	$1,018,299	$ 179,981	$ 740,346	$ 100,553	$ 2,626,755
Business Development and	2017	$ 431,614	$ —	$ 693,948	$ 159,980	$ 444,043	$ 88,265	$ 1,817,850
Transformation								
Fidelma Russo[11][12]	2019	$ 537,500	$ —	$ 727,115	$ 127,501	$ 335,720	$ 11,732	$ 1,739,568
Executive Vice President,	2018	$ 485,000	$ —	$ 793,978	$ 104,988	$ 393,141	$ 11,602	$ 1,788,709
Chief Technology Officer	2017	$ 391,731	$ —	$1,526,696	$ 140,015	$ 301,900	$ 5,577	$ 2,365,919
John Tomovcsik	2019	$ 470,193	$ —	$ 727,115	$ 127,501	$ 323,190	$ 47,265	$ 1,695,264
Executive Vice President,								
Chief Operating Officer								

[1] Total reported reflects salary earned during the fiscal year, adjusted for changes in salary rates, where applicable.

[2] The amounts reported in the "Stock Awards" column present the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 2 to the Company's Consolidated Financial Statements included in the Company's Annual Reports on Form 10-K for the years ended December 31, 2017, 2018 and 2019. These amounts were not paid to or realized by the NEO in the year indicated. The grant date fair values of PUs included in this column are calculated assuming target level attainment of each applicable performance goal, except for the TSR-Based PU awards. The TSR-Based PU awards include a market-based performance condition and the fair value reflects the expected value of the award determined under a Monte Carlo simulation. The table below illustrates the RSU value, the expected value of PUs and the value if each recipient were to achieve the applicable maximum payout for all PUs. All values are determined as of the grant date.

2019 AWARDS

Name	Components of Stock Awards		Additional Information
	RSU Value ($)	PU Value - Expected ($)	PU Value - Maximum ($)
William L. Meaney	2,474,967	4,582,889	10,311,500
Stuart Brown[8]	509,974	944,329	2,124,740
Ernest Cloutier	269,972	499,926	1,124,834
Patrick Keddy	359,986	666,604	1,499,859
Fidelma Russo[12]	254,969	472,146	1,062,329
John Tomovcsik	254,969	472,146	1,062,329

2018 AWARDS

Name	Components of Stock Awards		Additional Information
	RSU Value ($)	PU Value - Expected ($)	PU Value - Maximum ($)
William L. Meaney	2,474,981	4,526,060	9,052,120
Stuart Brown[8]	449,993	822,914	1,645,828
Ernest Cloutier	224,980	411,457	822,914
Patrick Keddy	359,995	658,304	1,316,608
Fidelma Russo[12]	409,967	384,011	768,022

2017 AWARDS

Name	Components of Stock Awards		Additional Information
	RSU Value ($)	PU Value - Expected ($)	PU Value - Maximum ($)
William L. Meaney	2,024,973	3,064,459	5,399,928
Stuart Brown[8]	359,973	680,991	1,199,984
Ernest Cloutier	224,997	425,577	749,916
Patrick Keddy	239,982	453,966	799,940
Fidelma Russo[12]	1,109,950	416,745	699,926

[3] For a list of 2019 stock and option awards, see the "Grants of Plan Based Awards" table below.

[4] The amounts reported in the "Option Awards" column reflect the aggregate grant date fair value of stock options granted in the year indicated computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 2 to the Company's Consolidated Financial Statements included in the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 2017, 2018 and 2019. These amounts were not paid out or realized in the year indicated.

[5] The amounts reported in the "Non-Equity Incentive Plan Compensation" column reflect amounts paid to our NEOs under our non-equity incentive compensation plans based on the achievement of selected performance targets earned in the specified year and paid in the following year. Non-equity incentive compensation awards are calculated based on the applicable NEO's base salary earnings before any deductions or deferrals, such as 401(k) contributions or deferred compensation plan contributions. Details regarding the calculation of these payments are included in the "Compensation Discussion and Analysis" section of this Proxy Statement.

[6] The amounts reported in the "All Other Compensation" column include 401(k) Plan Company match, income on premiums paid with respect to group term life insurance, parking fees paid and certain expenses associated with hosting the Company's annual business recognition event and related tax gross-ups.

With respect to Mr. Meaney, the amounts reported in the "All Other Compensation" column include payment for medical insurance in Switzerland. Mr. Meaney's spouse occasionally accompanied him on business related travel on private aircraft. In 2017, this travel resulted in nominal incremental cost to the Company, and this cost is included in "All Other Compensation" column for 2017 only. There were no incremental costs associated with spousal travel on the company aircraft in 2018 or 2019. The "Swiss Benefits" have been converted to U.S. dollars using the average exchange rate for each year (1 Swiss Franc to $1.0083 for 2019, 1 Swiss Franc to $1.0228 for 2018, and 1 Swiss Franc to $1.0159 for 2017; collectively, "the Swiss Exchange Rates").

With respect to Mr. Cloutier, the amounts reported in the "All Other Compensation" column include costs of his assignment related benefits while in Switzerland and associated estimated tax equalization payments for 2018 and 2019 tax liabilities, all in connection with his appointment as Executive Vice President & GM, International in 2017 and in accordance with the Cloutier Letter (as defined below). As part of Mr. Cloutier's tax equalization benefits, the Company makes payments to various tax authorities such that Mr. Cloutier's tax liability is substantially the same as it would have been had he remained in the United States and not received any assignment-related benefits.

With respect to Mr. Keddy, the amounts reported in the "All Other Compensation" column include amounts related to his international role which include tax preparation, spousal travel associated with Mr. Keddy's U.S. based responsibilities and related tax gross-ups, and tax gross-ups related to hotel lodging expense deemed taxable in the United Kingdom, all in accordance with the Keddy Employment Contract (as defined below). The hotel lodging expense is not reported in the "All Other Compensation" because it is directly and integrally related to performing job duties, notwithstanding its taxability within the United Kingdom.

The charts below set forth a more detailed breakdown of "All Other Compensation" for 2019.

	William L. Meaney	Stuart Brown	Fidelma Russo	John Tomovcsik
401(k) Match	$ 5,600	$ 5,600	$ 5,600	$ 5,600
Life Insurance	$ 222	$ 222	$ 222	$ 222
Parking	$ 7,800	$ 5,910	$ 5,910	$ —
Company Recognition Event Expenses	$ 3,453	$ —	$ —	$ —
Tax Gross-Up for Company Recognition Event Expenses	$ 2,718	$ —	$ —	$ —
Company-Paid Physical	$ —	$ 3,000	$ —	$ —
Vacation Accrual Cash Out[13]	$ —	$ —	$ —	$ 41,443
Swiss Benefits	$ 9,882	$ —	$ —	$ —
Swiss Medical Insurance	$ 27,224	$ —	$ —	$ —
Total	**$56,899**	**$ 14,732**	**$11,732**	**$ 47,265**

	Ernest Cloutier	Patrick Keddy
401(k) Match	$ 5,600	$ —
Pension Allowance	$ —	$ 36,687
Life Insurance	$ 222	$ 2,967
Company Recognition Event Expenses	$ 4,906	$ 3,453
Tax Gross-Up for Company Recognition Event Expenses	$ 383	$ 4,081
Tax Gross-Up for Travel Related to International Role (Lodging and Spousal Travel)	$ —	$ 21,832
Spousal Travel Related to International Role	$ —	$ 18,706
Tax Preparation Related to International Role	$ —	$ 5,721
Car Allowance	$ —	$ 12,259
Fuel Allowance	$ —	$ 2,554
Company-Paid Physical	$ —	$ 3,700
Medical	$ —	$ 4,021
Vacation Accrual Cash Out[13]	$ 30,832	$ —
International Assignment Costs[14]	$ 1,740,180	$ —
Total	**$1,782,123**	**$ 115,981**

[7] Mr. Meaney's 2019, 2018 and 2017 salary includes 100,000 Swiss Francs paid in accordance with the Swiss Employment Agreement, converted to U.S. dollars using the Swiss Exchange Rates.

[8] Mr. Brown served as our Chief Financial Officer through December 31, 2019. See the "Termination and Change in Control Arrangements – Brown Separation Agreement" heading of the Compensation Discussion and Analysis section of this Proxy Statement.

[9] Mr. Keddy was an executive officer and served as Executive Vice President and General Manager, North America and Western Europe through October 31, 2019. Mr. Keddy continues to serve as Executive Vice President, Business Development and Transformation, as disclosed under the "Employment Agreements" heading of the Compensation and Discussion and Analysis section of this Proxy Statement.

(10) 2019 compensation for Mr. Keddy, except for certain tax planning services denominated in U.S. dollars, was converted to U.S. dollars using the UK Conversion Rate. The corresponding conversion rate for 2018 and 2017 compensation, determined on the same basis, was £1.00 to $1.3354 and £1.00 to $1.2884, respectively.

(11) Ms. Russo's 2019 and 2018 salaries include $80,494 and $46,635 in non-qualified deferred compensation contributions, respectively. Ms. Russo made no such contributions in 2017.

(12) Ms. Russo served as our Chief Technology Officer and an Executive Vice President through December 31, 2019. On March 26, 2020, Ms. Russo informed the Company of her decision to resign, effective May 3, 2020.

(13) In 2016, the Company changed its U.S. vacation policy by offering discretionary paid time off for certain levels of employees and froze their associated vacation accrual balances. In 2019, the Company offered to pay 50% of the vacation accrual balances under a one-time program for the executive team. Amounts shown reflect payments made under the program, except for Mr. Meaney who elected to have his balance removed without receiving the associated $41,533 payment.

(14) Includes the following expatriate benefits in connection with Mr. Cloutier's assignment in Switzerland: $1,107,188 in tax equalization amounts, $174,558 in company-paid housing-related expenses, $125,797 in tax gross-ups paid on Mr. Cloutier's behalf, net of additional amounts withheld from his other compensation, $100,586 for home leave for Mr. Cloutier and his family, a $84,309 cost of living adjustment, $82,021 in childcare and tuition expenses, $28,097 for medical insurance, $22,066 for car allowance and insurance, $8,050 for tax preparation, and $7,509 for miscellaneous expenses related to his assignments (such as language training, immigration expenses, and other expenses). Values converted to U.S. dollars using the average exchange rate for each year (1 Swiss Franc to $1.0083 and 1 Euro to $1.1196 for fiscal year 2019).

Grants of Plan-Based Awards For 2019

The following table sets forth certain information concerning the grants of plan-based awards to our NEOs during the year ended December 31, 2019. For a description of these awards, see the "Compensation Discussion and Analysis – 2019 Compensation of Named Executive Officers – Long-Term Incentive Compensation" section of this Proxy Statement.

Named Executive Officer	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on the Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
William L. Meaney	n/a	$ —	$1,650,000	$2,814,900	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2/20/2019	n/a	n/a	n/a	—	127,029	285,815	69,288	345,295	$35.72	n/a	$8,295,393
Stuart Brown[5]	n/a	$ — $	495,000	$ 844,470	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2/20/2019	n/a	n/a	n/a	—	26,175	58,893	14,277	71,151	$35.72	n/a	$1,709,308
Ernest Cloutier	n/a	$ — $	450,000	$ 767,700	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2/20/2019	n/a	n/a	n/a	—	13,857	31,178	7,558	37,668	$35.72	n/a	$ 904,900
Patrick Keddy	n/a	$ — $	734,275	$1,252,673	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2/20/2019	n/a	n/a	n/a	—	18,477	41,573	10,078	50,224	$35.72	n/a	$1,206,593
Fidelma Russo[6]	n/a	$ — $	385,000	$ 656,810	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2/20/2019	n/a	n/a	n/a	—	13,087	29,445	7,138	35,575	$35.72	n/a	$ 854,616
John Tomovcsik	n/a	$ — $	332,500	$ 567,245	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2/20/2019	n/a	n/a	n/a	—	13,087	29,445	7,138	35,575	$35.72	n/a	$ 854,616

[1] The amounts reported in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column, sub-column "Threshold" and sub-column "Maximum," reflect the minimum and maximum payment level of short-term incentive compensation for each of our NEOs, which is zero and 170.6% of target, respectively. The specific components of our non-equity incentive plans are described under the "2019 Compensation of Named Executive Officers – Short-Term Performance-Based Incentive Compensation" heading in the Compensation Discussion and Analysis section of this Proxy Statement. Non-equity incentive plan awards actually paid by the Company for services rendered in 2019 are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above.

[2] The amounts reported in "Estimated Future Payouts Under Equity Incentive Plan Awards" column, sub-column "Maximum," reflect that the PUs awarded in 2019 provide the potential to earn up to 225% of target, as described under the "2019 Compensation of Named Executive Officers–Long-Term Incentive Compensation" heading in the Compensation Discussion and Analysis section of this Proxy Statement.

[3] Each RSU award was granted under the 2014 Plan, and each RSU award vests in three substantially equal annual installments beginning on the first anniversary of the grant date. Each RSU award is settled in shares of Common Stock on each vesting date.

[4] Each stock option award was granted under the 2014 Plan, and each stock option award vests in three substantially equal annual installments beginning on the first anniversary of the grant date.

[5] Mr. Brown served as our Chief Financial Officer through December 31, 2019. See the "Termination and Change in Control Arrangements – Brown Separation Agreement" heading of the Compensation Discussion and Analysis section of this Proxy Statement.

[6] Ms. Russo served as our Chief Technology Officer and an Executive Vice President through December 31, 2019. On March 26, 2020, Ms. Russo informed the Company of her decision to resign, effective May 3, 2020.

Outstanding Equity Awards at Fiscal Year End for 2019

The following table sets forth certain information with respect to outstanding equity awards held by our NEOs at December 31, 2019. The market value amounts reported in the Stock Awards columns heading were determined using the closing price per share of Common Stock on the NYSE on December 31, 2019 of $31.87.

	Option Awards				Stock Awards			
Named Executive Officer	Number of Securities Underlying Unexercised Options: Exercisable (#)[1]	Number of Securities Underlying Unexercised Options: Unexercisable (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested ($)
William L. Meaney	10,002	—	$ 29.99	1/7/2023				
	273,184	—	$ 31.00	2/13/2024				
	349,247	—	$ 48.54	2/19/2025				
	829,506	—	$ 36.59	2/18/2026				
	307,489	154,207[1]	$ 37.00	2/16/2027				
	113,961	228,267[2]	$ 33.72	2/15/2028				
	—	345,295[3]	$ 35.72	2/20/2029	18,280[4]	$ 582,584		
					48,957[5]	$1,560,260		
					69,288[6]	$2,208,209		
							36,486[7]	$1,162,809
							36,486[8]	$1,162,809
							134,564[9]	$4,288,555
							127,029[10]	$4,048,414
Stuart Brown[11]	21,673	—	$ 41.11	7/25/2026				
	36,442	18,277[1]	$ 37.00	2/16/2027				
	20,720	41,503[2]	$ 33.72	2/15/2028				
	—	71,151[3]	$ 35.72	2/20/2029	3,250[4]	$ 103,578		
					8,902[5]	$ 283,707		
					14,277[6]	$ 455,008		
							8,108[7]	$ 258,402
							8,108[8]	$ 258,402
							24,466[9]	$ 779,731
							26,175[10]	$ 834,197
Ernest Cloutier	24,965	—	$ 38.83	2/19/2025				
	22,776	11,423[1]	$ 37.00	2/16/2027				
	10,359	20,752[2]	$ 33.72	2/15/2028				
	—	37,668[3]	$ 35.72	2/20/2029				
					2,032[4]	64,760		
					4,451[5]	141,853		
					7,558[6]	240,873		
							5,067[7]	$ 161,485
							5,067[8]	$ 161,485
							12,233[9]	$ 389,866
							13,857[10]	$ 441,623

	Option Awards				Stock Awards			
Named Executive Officer	**Number of Securities Underlying Unexercised Options: Exercisable (#)[1]**	**Number of Securities Underlying Unexercised Options: Unexercisable (#)[1]**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested ($)**
Patrick Keddy	7,133	—	$ 38.83	2/19/2025				
	22,102	—	$ 36.91	5/27/2025				
	32,884	—	$ 29.27	2/18/2026				
	24,295	12,184[1]	$ 37.00	2/16/2027				
	16,576	33,202[2]	$ 33.72	2/15/2028				
	—	50,224[3]	$ 35.72	2/20/2029				
					2,167[4]	$ 69,062		
					7,121[5]	$ 226,946		
					10,078[6]	$ 321,186	5,405[7]	$ 172,257
							5,405[8]	$ 172,257
							19,572[9]	$ 623,760
							18,477[10]	$ 588,862
Fidelma Russo[12]	24,582	12,328[13]	$ 34.01	3/13/2027				
	9,669	19,368[2]	$ 33.72	2/15/2028				
	—	35,575[3]	$ 35.72	2/20/2029				
					10,902[14]	$ 347,447		
					8,110[5]	$ 258,466		
					7,138[6]	$ 227,488		
							5,145[7]	$ 163,971
							5,145[8]	$ 163,971
							11,417[9]	$ 363,860
							13,087[10]	$ 417,083
John Tomovcsik	24,965	—	$ 38.83	2/19/2025				
	46,014	—	$ 29.27	2/18/2026				
	21,258	10,661[1]	$ 37.00	2/16/2027				
	9,669	19,368[2]	$ 33.72	2/15/2028				
	—	35,575[3]	$ 35.72	2/20/2029				
					1,896[4]	$ 60,426		
					4,154[5]	$ 132,388		
					7,138[6]	$ 227,488		
							4,729[7]	$ 150,713
							4,729[8]	$ 150,713
							11,417[9]	$ 363,860
							13,087[10]	$ 417,083

(1)   Options vested on February 16, 2020.

(2)   Options vest in two substantially equal installments on February 15, 2020 and February 15, 2021.

(3)   Options vest in three substantially equal installments on February 20, 2020, February 20, 2021 and February 20, 2022.

(4)   RSUs vested on February 16, 2020.

(5)   RSUs vest in two substantially equal installments on February 15, 2020 and February 15, 2021.

(6)   RSUs vest in three substantially equal installments on February 20, 2020, February 20, 2021 and February 20, 2022.

(7)   The number of PUs based on storage revenue and ROIC and awarded in 2017 included in the table reflects target performance. After the end of the 2019 fiscal year, the Company's performance was determined resulting in a payout of 95.6% of target. The actual earned PUs vested in one installment on February 16, 2020.

(8)   The number of TSR-Based PUs awarded in 2017 included in the table reflects target performance. After the end of the 2019 fiscal year, the Company's performance was determined resulting in a payout of 99.8% of target. The actual earned TSR-Based PUs awarded in 2017 vested in one installment on February 16, 2020.

(9)   The number of PUs based on Revenue, EBITDA & ROIC awarded in 2018 included in the table reflects target performance. The Company's performance will be determined at the end of 2020. The number of TSR-Based PUs awarded in 2018 included in the table reflects target performance. Final TSR performance will be determined at the end of 2020. Earned PUs, if any, will vest in one installment on February 15, 2021.

(10)   The number of PUs based on Revenue, new product exit rate & ROIC awarded in 2019 included in the table reflects target performance. The Company's performance will be determined at the end of 2021. The number of TSR-Based PUs awarded in 2019 included in the table reflects target performance. Final TSR performance will be determined at the end of 2021. Earned PUs, if any, will vest in one installment on February 20, 2022.

(11)   Mr. Brown served as our Chief Financial Officer through December 31, 2019. See the "Termination and Change in Control Arrangements – Brown Separation Agreement" heading of the Compensation Discussion and Analysis section of this Proxy Statement.

(12)   Ms. Russo served as our Chief Technology Officer and an Executive Vice President through December 31, 2019. On March 26, 2020, Ms. Russo informed the Company of her decision to resign, effective May 3, 2020.

(13)   Options vested on March 13, 2020.

(14)   RSUs vested on March 13, 2020.

Option Exercises and Stock Vested at Fiscal Year End for 2019

	Option Awards		Stock Awards	
Named Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
William L. Meaney	N/A	N/A	119,884	$4,236,096
Stuart Brown	N/A	N/A	23,202	$ 773,236
Ernest Cloutier	67,051	$ 578,620	17,696	$ 625,662
Patrick Keddy	N/A	N/A	20,124	$ 711,229
Fidelma Russo	N/A	N/A	14,916	$ 525,480
John Tomovcsik	N/A	N/A	17,413	$ 615,686

[1] Includes the payout of accrued cash dividend equivalents.

Non-Qualified Deferred Compensation for 2019

EXECUTIVE DEFERRED COMPENSATION

The Company provides certain of its highly compensated employees in the United States, including our NEOs, with the opportunity to defer between 5% and 100% of any 2019 non-equity incentive compensation and/or up to between 5% and 50% of base salary through the Executive Deferred Compensation Plan (the "EDCP"). This benefit is offered to these employees in part because they are limited by the Code and applicable nondiscrimination testing rules in the amount of 401(k) contributions they can make under the Company's 401(k) Plan. Deferral elections and elections relating to the timing of payments are made prior to the period in which the salary and/or incentive compensation bonuses are earned. The Company does not contribute any matching, profit sharing or other funds to the EDCP for any employee. Participants in the EDCP can elect to invest their deferrals in funds that mirror, as closely as possible, the investment options available under the Company's 401(k) Plan. The EDCP does not pay any above market rates and is administered by the Compensation Committee.

Participants may elect to receive benefits when they separate from service or on a specified date in the future. Benefits are distributed either in a lump sum or in five or 10 annual payments. Participants may choose from an array of investment options that generally mirror the investment options available in the 401(k) plan. While the assets are held in a Rabbi Trust, the responsibility to pay benefits are unfunded and unsecured obligations of the Company.

Fidelma Russo is the only NEO who participated in the EDCP during the year ended December 31, 2019.

Named Executive Officer	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE ($)[1]
Fidelma Russo	$80,494	N/A	$14,137	N/A	$138,382

[1] Deferred compensation accounts are deemed invested in mutual funds managed by third party administrators.

Employment Agreements

WILLIAM L. MEANEY

In connection with his appointment as CEO, the Company entered into an offer letter with Mr. Meaney dated November 30, 2012 (the "CEO Offer Letter"). In addition to standard TDC elements (salary and short and long-term incentives), the CEO Offer Letter includes the following provisions:

- Mr. Meaney's employment with the Company is on an at-will basis;

- The Company agreed to pay Mr. Meaney a portion of his salary in Swiss Francs because Mr. Meaney is a Swiss citizen and, as a result of his responsibilities associated with the significant international focus of the Company, he works a portion of his time in Switzerland;
- The Company agreed to reimburse Mr. Meaney for the cost of his Swiss medical insurance; and
- Mr. Meaney is eligible for the Iron Mountain Companies Severance Plan and Severance Program No. 2 (the "CEO Severance Program") as described under the *"Termination and Change in Control Arrangements"* heading below.

In December 2013, in order to implement the Swiss Franc salary payments agreed to in the CEO Offer Letter, and due to the customary nature of such agreements in Switzerland, a Swiss subsidiary of the Company entered into an employment agreement with Mr. Meaney (the "Swiss Employment Agreement"). As required by Swiss law, the Company, or one of its Swiss subsidiaries, funds certain benefits on Mr. Meaney's behalf in connection with his Swiss employment, including an occupational benefit plan and occupational accident insurance. The Company's contribution levels reflect amounts required by Swiss law and are quantified in the Summary Compensation Table. The Swiss Employment Agreement has no fixed term and is terminable by either party following a one-month notice period (except for certain acts identified by Swiss law).

We do not have any agreements with Mr. Meaney or any other executive that provide for excise tax gross-up payments in connection with a change in control.

ERNEST CLOUTIER

In connection with his appointment as EVP & GM, International, of the Company, effective April 1, 2017, Mr. Cloutier relocated to Switzerland in July 2017 and the Company entered into a letter agreement with Mr. Cloutier, dated March 27, 2017 (the "Cloutier Letter") confirming the terms of Mr. Cloutier's international assignment. The Cloutier Letter is not a contract of employment but is intended to summarize the terms and benefits of Mr. Cloutier's international assignment. Under the terms of Mr. Cloutier's appointment, as described in the Cloutier Letter, the Company provides the following benefits during his international assignment:

- Relocation support to allow efficient transfer of working location to Switzerland including work permit/visa expenses, moving expenses, home search assistance, cultural/language training and property management of Mr. Cloutier's home in the United States;
- Allowances while on assignment in Switzerland, including housing related costs, cost of living differential, education and childcare assistance, car allowance and home leave; and
- Tax equalization benefits that provide tax-related payments designed to prevent Mr. Cloutier from paying more individual income tax as a result of his foreign assignment than he would have paid if no such assignment occurred.

As detailed in the introduction to this Compensation Discussion and Analysis, Mr. Cloutier's role changed on November 1, 2019 to Executive Vice President and General Manager, Global Records and Information Management. Unless otherwise extended, Mr. Cloutier's international assignment is due to end in July 2020.

PATRICK KEDDY

In connection with his appointment as EVP & GM, North America & Western Europe of the Company in April 2015, the Company entered into an amended and restated employment contract with Mr. Keddy (the "Keddy Employment Contract") as is customary for executives in England, where Mr. Keddy is based. In addition to base salary and short-term incentive compensation, Mr. Keddy receives a car allowance, a corresponding allowance for fuel costs, a UK pension contribution, or cash payment in lieu thereof, and a UK life insurance benefit. Mr. Keddy is eligible to receive severance benefits under the Severance Program No. 1. Mr. Keddy is also eligible for benefits to accommodate his dual working location between the United Kingdom and the United States. The Keddy Employment Contract has no fixed term and is terminable by either party with appropriate notice. The Keddy Employment Contract superseded and replaced Mr. Keddy's prior employment contract with the Company, which terminated automatically upon the effectiveness of the Keddy Employment Contract. Subsequent to the announcement on October 31, 2019 of Mr. Keddy's planned retirement in 2021, his role changed to Executive Vice President, Business Development and Transformation. The Keddy Employment Contract will continue in effect until the effective date of his planned retirement.

Termination and Change in Control Arrangements

The Company maintains various contracts and agreements that require payments to each NEO in connection with (1) any termination of such NEO, (2) a change in control of the Company, or (3) a change in such NEO's responsibilities. This section describes the benefits that may become payable to our NEOs in connection with a termination of their employment with the Company and/or a change in control of the Company under arrangements in effect on December 31, 2019.

EQUITY TREATMENT AT RETIREMENT

In 2018, the Compensation Committee reviewed and approved changes to the definition of "retirement" and the related treatment of outstanding equity awards under the 2014 Plan. These changes are effective for grants made on or after February 20, 2019. Upon an employee's retirement on or after attaining age 58, if the sum of (i) the age at retirement plus (ii) years of service at the Company totals at least 70, then such employee will be entitled to continued vesting of any outstanding equity awards. If retirement occurs on or after July 1, equity award recipients are entitled to full vesting of time-vested stock options and time-vested RSUs. These awards will continue vesting on the original vesting schedule, and the options would remain exercisable up to three years after retirement, or the original expiration date, if earlier. The stock option treatment was later amended for awards granted after January 1, 2020 to remain exercisable up to the original term of the stock option award. PUs will continue to vest and be delivered in accordance with the original vesting schedule of the applicable PU award and remain subject to the same performance conditions. Participants must remain employed through July 1 of each grant year for the grant made in that year to be eligible for the retirement provisions described above.

Prior to February 20, 2019, PU awards made to executives, including our NEOs, and other employees who subsequently terminate their employment (i) during the applicable performance period, (ii) after attaining age 55 and (iii) after completing ten years of employment with the Company, are eligible for pro-rated vesting based on the number of full years completed following the grant date, although the shares underlying the PU award will, nevertheless, be delivered in accordance with the original vesting schedule of the applicable PU award and remain subject to the same performance conditions.

EQUITY TREATMENT IN CONNECTION WITH TERMINATION OR A CHANGE OF CONTROL

All unvested stock options and other equity awards granted under the 2002 Plan or the 2014 Plan vest immediately should an employee terminate his or her own employment for "good reason" or be terminated by the Company, in connection with a "vesting change in control," as such terms are defined in the 2002 Plan and 2014 Plan, within 14 days prior or 12 months after such vesting change of control. This provision applies to all outstanding options and unvested RSUs or PUs held by employees of the Company, including our NEOs.

CEO SEVERANCE PROGRAM

As provided for in the CEO Offer Letter, Mr. Meaney is a participant in the CEO Severance Program No. 2. Mr. Meaney is entitled to the benefits under the CEO Severance Program No. 2 in the event of a "qualifying termination," which is generally defined as the termination of an eligible employee's employment without "cause" or termination by the eligible employee for "good reason." "Cause" is generally defined in the CEO Severance Program No. 2 as any of: (1) fraud, embezzlement or theft against the Company; (2) being convicted of, or pleading guilty or no contest to, a felony; (3) breach of a fiduciary duty owed to the Company; (4) material breach of any material policy of the Company; (5) willful failure to perform material assigned duties (other than by reason of illness); or (6) committing an act of gross negligence, engaging in willful misconduct or otherwise acting with willful disregard for the best interests of the Company. "Good reason" in the CEO Severance Program means that the Company has, without Mr. Meaney's consent: (1) materially diminished the sum of his base compensation plus target nonequity incentive compensation; (2) required Mr. Meaney to be based at an office or primary work location that is greater than 50 miles from Boston, Massachusetts; (3) materially diminished Mr. Meaney's authority and/or responsibilities and/or assigned Mr. Meaney to duties and responsibilities that are generally inconsistent with his position with Iron Mountain prior to the change; (4) ceased to have Mr. Meaney report directly to the Board; or (5) materially breached the CEO Severance Program No. 2 or the CEO Offer Letter.

In the event of a qualifying termination under the CEO Severance Program No. 2, Mr. Meaney is entitled to certain severance benefits, including: (1) cash compensation consisting of (a) the sum of one year's base salary, (b) a bonus payment equal to the annual target performance-based cash bonus for the year of termination, and (c) a pro-rated bonus in the year of termination; (2) one year of group health benefit continuation, and (3) 12 months outplacement. Mr. Meaney does not receive equity acceleration benefits under the CEO Severance Program No. 2.

In accordance with the CEO Severance Program No. 2, if Mr. Meaney's termination is in connection with a change in control, he will be eligible for two years' base salary and target bonus (rather than one year) and 18 months of group health benefit continuation (rather than 12 months), and the other benefits he would otherwise be entitled to remain unchanged. The CEO Severance Program No. 2 also modifies the determination of a Vesting Change in Control where termination following a Change in Control is directed by a third party, within 90 days prior to the Change in Control (rather than 14 days) or within two years following the Change in Control (rather than 12 months).

NEO SEVERANCE PROGRAM

Messrs. Brown, Cloutier, Keddy and Tomovcsik and Ms. Russo are entitled to the benefits under the Severance Program No. 1 in the event of a "qualifying termination," which is generally defined as the termination of an eligible employee's employment without "cause" or termination by the eligible employee for "good reason." The definition of "cause" for the purposes of the Severance Program No. 1 is substantially the same as the definition of "cause" in the CEO Severance Program No. 2, as described above. The definition of "good reason" in the Severance Program No. 1 is substantially the same as "good reason" under the 2002 Plan and the 2014 Plan with an additional component that could result in an acceleration if the eligible employee were to terminate his or her employment within 14 days prior to or 12 months after a vesting change of control. The additional component is a material diminution in the responsibilities or title or position with the Company and/or the assignment of duties and responsibilities that are generally inconsistent with such eligible employee's position with the Company immediately prior to the vesting change in control.

In the event of a qualifying termination under the Severance Program No. 1, the eligible employee is entitled to certain severance benefits paid in equal installments over the Severance Period, including: (1) cash compensation consisting of one year's base salary and a bonus payment generally equal to the annual target bonus for the eligible employee for the year of termination multiplied by such employee's average payout percentage over the prior three years; (2) the Company's payment of (a) the employer share of the cost of medical and dental coverage under the Consolidated Omnibus Budget Reconciliation Act ("COBRA") coverage until the earlier of (i) the first anniversary of such employee's termination and (ii) the date on which COBRA coverage ends and (b) outplacement services for 12 months following termination; (3) accelerated vesting of outstanding RSUs and stock options scheduled to vest within 12 months following termination; and (4) pro-rated vesting of outstanding PUs based on actual performance using the following schedule and payable at the original vesting date, if earned as calculated at the end of the performance period:

- PUs outstanding for less than 12 months–33% vested
- PUs outstanding between 12 and 24 months–67% vested
- PUs outstanding 24 months or longer–100%

GENERAL

It is a condition to receipt of severance benefits under each of (1) the CEO Severance Program No. 2 and (2) the Severance Program No. 1 that the employee receiving severance benefits under such program or agreement execute, deliver and not revoke a separation and release agreement and a confidentiality and non-competition agreement. The receipt of the employer share of the cost of medical and dental coverage under COBRA is conditioned on the employee not being in breach of either of the separation and release agreement or the confidentiality and non-competition agreement.

BROWN SEPARATION AGREEMENT

On November 22, 2019, the Company and Stuart Brown agreed on the terms of Mr. Brown's departure and entered into a separation agreement on November 26, 2019 (the "Brown Separation Agreement"), pursuant to which Mr. Brown continued to serve as the Company's principal financial officer until December 31, 2019 and remained with the Company for transition purposes through February 20, 2020 (the "Termination Date"). The Brown Separation Agreement provided that Mr. Brown, in connection with his departure, was entitled to the following benefits under the Severance Program No.1:

- One year of salary continuation in the amount of $550,000 following the Termination Date;
- Earned bonus in 2019 in the amount of $382,140;
- The target bonus at termination (90% of base salary, or $495,000) multiplied by the average payout for the last three years (96.1%), which equals $475,860;
- Acceleration of 9,217 RSUs, plus accrued dividends, representing RSUs that were scheduled to vest within 12 months of Mr. Brown's separation. The RSUs were valued on the vesting date, February 20, 2020, at $349,596, including accrued dividends in the amount of $33,177;
- Acceleration of 44,500 stock options, representing the stock options that were schedule to vest within 12 months of Mr. Brown's separation. The stock options were valued on the vesting date, February 20, 2020, at $12,678. Mr. Brown will have 60 days to exercise such outstanding options before they forfeit;
- Outstanding PUs pro-rated based on the Termination Date and payable at the original vesting date, if earned as calculated at the end of the performance period; and
- Twelve months of COBRA ($20,394) and outplacement benefits ($40,000).

The above payments were calculated as of the Termination Date and therefore they do not match information provided in the following termination tables which are calculated as of December 31, 2019.

Estimated Benefits Upon A Qualifying Termination Under the Applicable Severance Program

The table below reflects the amount of compensation that would be paid to each NEO in the event of a qualifying termination under the CEO Severance Program No. 2 (in the case of Mr. Meaney) or the Severance Program No. 1 (in the case of the other NEOs). The amounts shown assume that such termination was effective as of December 31, 2019.

Named Executive Officer	Cash Severance ($)	Continuation of Benefits and Outplacement Services ($)	Acceleration of Unvested Options, RSUs and PUs ($)[1]	Total ($)
William L. Meaney	$4,400,000	$61,496	N/A	$4,461,496
Stuart Brown[2]	$1,063,480	$60,394	$1,937,079	$3,060,953
Ernest Cloutier	$1,036,092	$68,097	$1,073,505	$2,177,694
Patrick Keddy[3]	$1,400,984	$44,021	$1,408,013	$2,853,018
Fidelma Russo[4]	$ 985,435	$63,420	$1,452,100	$2,500,955
John Tomovcsik	$ 854,493	$63,420	$1,004,521	$1,922,434

[1] These amounts are based on a price per share of our Common Stock of $31.87, the closing price per share of Common Stock on the NYSE on December 31, 2019, and reflect the value of earned PUs for the PUs which were granted in 2017 and the value of PUs that would be earned if the Company achieved target performance for PUs granted after 2017.

[2] Mr. Brown served as our Chief Financial Officer through December 31, 2019. See the "Termination and Change in Control Arrangements – Brown Separation Agreement" heading of the Compensation Discussion and Analysis section of this Proxy Statement.

[3] Mr. Keddy's estimated benefits, except for elements denominated in U.S. dollars, were converted to U.S. dollars using the UK Conversion Rate.

[4] Ms. Russo served as our Chief Technology Officer and an Executive Vice President through December 31, 2019. On March 26, 2020, Ms. Russo informed the Company of her decision to resign, effective May 3, 2020.

Estimated Benefits Upon A Qualifying Termination Under the Applicable Severance Program in Connection with a Change in Control

The table below reflects the amount of compensation that would be paid to each NEO in the event of termination of employment upon a qualifying termination under the CEO Severance Program No. 2 (in the case of Mr. Meaney) or the Severance Program No. 1 (in the case of Ms. Russo and Messrs. Brown, Cloutier, Keddy and Tomovcsik). The amounts shown assume that such termination was effective as of December 31, 2019.

Named Executive Officer	Cash Severance ($)	Continuation of Benefits and Outplacement Services ($)	Acceleration of Unvested Options, RSUs and PUs ($)[1]	Total ($)
William L. Meaney	$7,150,000	$72,244	$16,669,167	$23,891,411
Stuart Brown[2]	$1,063,480	$60,394	$ 3,298,645	$ 4,422,519
Ernest Cloutier	$1,036,092	$68,097	$ 1,780,813	$ 2,885,002
Patrick Keddy[3]	$1,400,984	$44,021	$ 2,411,767	$ 3,856,772
Fidelma Russo[4]	$ 985,435	$63,420	$ 2,188,941	$ 3,237,796
John Tomovcsik	$ 854,493	$63,420	$ 1,670,017	$ 2,587,930

[1] These amounts are based on a price per share of our Common Stock of $31.87, the closing price per share of Common Stock on the NYSE on December 31, 2019, and reflect the value of earned PUs for the PUs which were granted in 2017 and the value of PUs that would be earned if the Company achieved target performance for PUs granted after 2017.

[2] Mr. Brown served as our Chief Financial Officer through December 31, 2019. See the "Termination and Change in Control Arrangements – Brown Separation Agreement" heading of the Compensation Discussion and Analysis section of this Proxy Statement.

[3] Mr. Keddy's estimated benefits, except for elements denominated in U.S. dollars, were converted to U.S. dollars using the UK Conversion Rate.

[4] Ms. Russo served as our Chief Technology Officer and an Executive Vice President through December 31, 2019. On March 26, 2020, Ms. Russo informed the Company of her decision to resign, effective May 3, 2020.

MEDIAN EMPLOYEE TO CEO PAY RATIO

As required by Item 402(u) of Regulation S-K, we are providing the following information about the ratio of compensation provided to Mr. Meaney, our President and CEO, to the annual total compensation of the Company's median employee. The Company identified the median employee as of October 1, 2017 and there have been no material changes in the Company's employee population or employee compensation arrangements that the Company reasonably believes would result in a significant change to our pay ratio disclosure; therefore, we used the median employee identified as of October 1, 2017 to complete the 2019 calculation. Project Summit commenced in the fourth quarter of 2019, and the Company did not view the resulting changes to the employee population as material as of December 31, 2019. For the year ended December 31, 2019:

• The median employee's annual total compensation was $39,267;
• The annual total compensation of our CEO was $10,888,949; and
• Based on this information, the ratio of the annual total compensation of our CEO to the median employee is estimated to be 278 to 1.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify our median employee, we began by considering each individual employed by us worldwide on the determination date, except that we excluded approximately 1,199 employees located outside the United States as permitted by the de minimis exception within the SEC rules. Based on the de minimis exception, we excluded all individuals located in five (5) countries, which constituted approximately 4.80% of the 24,975 total individuals that we employed globally as of October 1, 2017. The excluded countries and the number of our employees in each excluded country are as follows as of October 1, 2017: China (166), India (910), Indonesia (62), Serbia (60) and South Korea (1).

For purposes of identifying the median employee from our employee population (other than those we excluded by reason of the de minimis exception), we considered base salary and base wages, as compiled from our payroll and employment records. We selected base salary and base wages to identify the median employee because these components represent the principal form of compensation delivered to all of our employees other than our CEO and this information is readily available across our workforce. Compensation paid in foreign currencies was converted to U.S. dollars based on exchange rates in effect on December 15, 2019.

Using the same approach for the calculation as we have since we began calculating this ratio in 2017, we aggregated all of the elements of that employee's compensation for 2019 in the same way that we calculate the annual total compensation of our NEOs in the Summary Compensation Table, except that the CEO's and median employee's annual total compensation includes company-paid healthcare benefit amounts of $14,049 and $3,434, respectively. This amount for the CEO is not included in the Summary Compensation Table because the SEC allows companies to exclude items related to Company-paid healthcare benefits, which are available generally to all salaried employees of the Company. To calculate our ratio, we divided the CEO's annual total compensation by the median employee's annual total compensation. We believe this ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

ADDITIONAL INFORMATION

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was, during 2019, an officer or employee of the Company or was formerly an officer of the Company or had any relationship requiring disclosure by us under Item 404 of Regulation S-K of the Exchange Act. Please refer to "Certain Relationships and Related Party Transactions," above, for additional information. None of our Executive Officers (as defined below) served as a member of the compensation committee (or its equivalent) of another entity or as a director of another entity, one of whose executive officers served on our Compensation Committee. None of our Executive Officers served as a member of the compensation committee (or its equivalent) of another entity, one of whose executive officers served as one of our directors.

AUDIT MATTERS

PROPOSAL	RATIFICATION OF THE APPOINTMENT OF INDEPENDENT
3	REGISTERED PUBLIC ACCOUNTING FIRM

 The Board recommends that you vote **FOR** the ratification of the appointment of Deloitte & Touche LLP.

Subject to ratification by the stockholders, the Audit Committee has appointed the firm of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2020.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditors for the purpose of preparing or issuing audit reports or performing other audit reviews or attest services. Our independent auditors report directly to the Audit Committee, and the Audit Committee has executive sessions with the independent auditors at each regularly scheduled Audit Committee meeting.

The Audit Committee evaluates the performance of the Company's independent auditors each year and determines whether to reengage the current independent auditors or consider other audit firms. In doing so, the Audit Committee considers the quality and efficiency of the services provided by the auditors and the auditors' technical expertise and knowledge of the Company's operations and industry. In accordance with the Audit Committee charter, the Audit Committee also evaluates the independence of the independent auditors and discusses with the auditor its independence from the Company and its management. The Audit Committee also oversees compliance with the mandated five-year rotation of the independent auditors' lead engagement partner and reviews and evaluates the lead audit partner, and the chair of the Audit Committee is directly involved in the selection of any new lead engagement partner.

Based on this evaluation, the Audit Committee has appointed Deloitte & Touche LLP to serve as independent registered auditors for the year ending December 31, 2020. Deloitte & Touche LLP has served as the Company's independent auditors since 2003 and is considered by management and the Audit Committee to be well qualified. Further, the Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP to serve as the independent registered public accounting firm is in the best interests of the Company and its stockholders.

The Audit Committee has determined to submit its appointment of the independent auditors to the Company's stockholders for ratification. This vote will ratify prior action by the Audit Committee and will not be binding upon the Audit Committee. However, the Audit Committee may reconsider its prior appointment of the independent auditors or consider the results of this vote when it determines to appoint the Company's independent auditors in the future.

The Audit Committee oversees and is ultimately responsible for the outcome of audit fee negotiations associated with the Company's retention of its independent auditors. The fees we paid to Deloitte & Touche LLP in 2019 are shown in the table appearing on page 72 of this Proxy Statement.

Representatives of Deloitte & Touche LLP are expected to be present at the virtual Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

If the stockholders do not ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm, the appointment of accountants will be reconsidered by the Audit Committee.

Required Vote

The affirmative vote of holders of a majority of the votes properly cast at the Annual Meeting is required to ratify the selection of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for the current fiscal year. For purposes of determining the number of votes cast, only those cast "For" or "Against" are included.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company has submitted the appointment of the Company's independent registered public accounting firm to a stockholder vote, as set forth in Proposal 3 of this Proxy Statement.

The Audit Committee has established policies and procedures that are intended to control the services provided by our independent registered public accounting firm and to monitor its continuing independence. Under these policies, no audit or non-audit services may be undertaken by our independent registered public accounting firm unless the engagement is specifically pre-approved by the Audit Committee. The Audit Committee may delegate to one or more members the authority to grant the pre-approvals required by its policies and procedures. The decisions of any member to whom authority is delegated to pre-approve an activity under this paragraph must be presented to the full Audit Committee at each of its scheduled meetings.

The fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte") to us for the fiscal years ended December 31, 2018 and December 31, 2019 were as follows:

	FY 2018	FY 2019
Audit Fees[1]	$6,297,000	$5,530,000
Audit-Related Fees[2]	354,000	0
Tax Fees[3]	1,488,000	1,291,000
Deloitte & Touche LLP Total Fees	$8,139,000	$6,821,000

[1] Audit Fees consist of fees billed for professional services rendered by the independent registered public accounting firm for the audit of the Company's annual consolidated financial statements, audit of the internal controls over financial reporting, and reviews of the consolidated financial statements included the Company's Quarterly Reports on Form 10-Q. Audit Fees also consist of services that are normally provided by the independent registered public accounting firm in connection with statutory audits and regulatory filings, review of documents filed with the SEC, and providing consents in connection with SEC filings and comfort letters in connection with offerings of registered and unregistered securities.

[2] Audit-Related Fees for 2018 include audit fees related to our acquisition of IO Data Centers.

[3] Tax Fees include tax compliance work, consulting and other tax planning matters.

The Audit Committee will not approve engagements of our independent registered public accounting firm to perform non-audit services for us if doing so will cause our independent registered public accounting firm to cease to be independent within the meaning of applicable SEC or NYSE rules. In other circumstances, the Audit Committee considers, among other things, whether our independent registered public accounting firm is able to provide the required services in a more or less effective and efficient manner than other available service providers.

The total fees billed to us from Deloitte for services in 2018 and 2019 are set forth above. All the services provided by Deloitte described above were pre-approved by our Audit Committee. The Audit Committee approved the engagement of Deloitte to provide non-audit services because they determined that Deloitte's providing these services would not compromise its independence and that its familiarity with our record keeping and accounting systems would permit it to provide these services with equal or higher quality, quicker and at a lower cost than we could obtain these services from other providers.

AUDIT COMMITTEE REPORT

Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Company's independent registered public accounting firm is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes.

The Audit Committee has reviewed and discussed with the independent registered public accounting firm and management the plan and results of the auditing engagement and the audited financial statements for the year ended December 31, 2019. The Audit Committee has reviewed with management the scope and nature of the Company's internal controls and has discussed with the independent registered public accounting firm the matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301, Communications With Audit Committees. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with the independent registered public accounting firm its independence from the Company and its management. The Audit Committee considered whether the provision of non-audit services by the independent registered public accounting firm is compatible with maintaining the independent registered public accounting firm's independence and concluded that it was acceptable at this time.

The Audit Committee has reported to the Board its activities, conclusions and recommendations. Specifically, in reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the SEC on February 13, 2020. The Audit Committee has approved the reappointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2020.

AUDIT COMMITTEE

Walter C. Rakowich, *Chair*
Jennifer Allerton
Ted R. Antenucci
Kent P. Dauten

INFORMATION ABOUT STOCK OWNERSHIP

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to the Company with respect to beneficial ownership of Common Stock by: (1) each director and nominee for director; (2) the NEOs; (3) all directors and Executive Officers of the Company as a group; and (4) each stockholder known by us to be the beneficial owner of more than 5% of the Common Stock. Such information is presented as of March 1, 2020, except as otherwise noted.

Name and Addresses[2]	Amount of Beneficial Ownership[1]		
	Shares	Vested Options	Percent Owned
Directors:			
Jennifer Allerton	13,584	—	*
Ted R. Antenucci[3]	9,786	—	*
Pamela M. Arway	25,282	—	*
Clarke H. Bailey[4]	151,594	—	*
Kent P. Dauten	2,009,473	—	*
Paul F. Deninger	66,161	—	*
Monte Ford	8,000	—	*
Per-Kristian Halvorsen[5]	23,671	—	*
Robin L. Matlock[6]	4,666	—	
William L. Meaney	188,293	2,266,656	*
Wendy J. Murdock	20,700	—	*
Walter C. Rakowich	23,360	—	*
Doyle R. Simons[7]	—	—	
Alfred J. Verrecchia[8]	16,643	18,290	*
Named Executive Officers:			
Stuart Brown	42,715	123,826	*
Ernest W. Cloutier	76,121	92,439	*
Patrick J. Keddy	24,114	148,491	*
Fidelma Russo[9]	32,046	68,106	*
John Tomovcsik	74,534	134,094	*
All directors and Executive Officers as a group[10]	2,899,584	3,119,736	2.1%
Five Percent Stockholders:			
The Vanguard Group[11]	47,595,566	—	16.6%
Capital World Investors[12]	28,997,693	—	10.0%
Blackrock Inc.[13]	21,319,069	—	7.4%

*   Less than 1%

[1]   Except as otherwise indicated, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

[2]   Unless specified otherwise, the address of each of our directors, nominees for director and NEOs is c/o Iron Mountain Incorporated, One Federal Street, Boston, Massachusetts 02110.

(3) Does not include the 45,192 vested shares of phantom stock previously reported on Forms 4 filed with the SEC as of March 1, 2020. Shares of phantom stock ("Phantom Shares") have been acquired pursuant to the DDCP, and each Phantom Share is the economic equivalent of one share of Common Stock. Phantom Shares will become payable in Common Stock on various dates selected by Mr. Antenucci or as otherwise provided in the DDCP.

(4) Includes 12,409 shares of Common Stock held by the Clarke H. Bailey GST Trust for the benefit of Trent S. Bailey and 12,409 shares of Common Stock held by the Clarke H. Bailey GST Trust for the benefit of Turner H. Bailey. Does not include the 51,130 vested Phantom Shares previously reported on Forms 4 filed with the SEC as of March 1, 2020. Phantom Shares will become payable in Common Stock on various dates selected by Mr. Bailey or as otherwise provided in the DDCP.

(5) Does not include the 35,635 vested Phantom Shares previously reported on Forms 4 filed with the SEC as of March 1, 2020. Phantom Shares will become payable in Common Stock on various dates selected by Mr. Halvorsen or as otherwise provided in the DDCP.

(6) Does not include the 834 vested Phantom Shares previously reported on Forms 4 filed with the SEC as of March 1, 2020. Phantom Shares will become payable in Common Stock on various dates selected by Ms. Matlock or as otherwise provided in the DDCP.

(7) Does not include the 2,866 vested Phantom Shares previously reported on Forms 4 filed with the SEC as of March 1, 2020. Phantom Shares will become payable in Common Stock on various dates selected by Mr. Simons or as otherwise provided in the DDCP.

(8) Does not include the 46,337 vested Phantom Shares previously reported on Forms 4 filed with the SEC as of March 1, 2020. Phantom Shares will become payable in Common Stock on various dates selected by Mr. Verrecchia or as otherwise provided in the DDCP.

(9) Includes 10,902 RSUs that will vest within 60 days of March 1, 2020. Each RSU represents a contingent right to receive one share of Common Stock.

(10) Includes 10,902 RSUs granted to directors and executive officers that will vest within 60 days of March 1, 2020. Does not include the 181,994 vested Phantom Shares previously reported by directors on Forms 4 filed with the SEC as of March 1, 2020.

(11) This information is as of December 31, 2019 and is based solely on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 11, 2020 (the "Vanguard Group Schedule 13G"). In accordance with the disclosures set forth in The Vanguard Group Schedule 13G, The Vanguard Group reports sole voting power over 424,610 shares of Common Stock and sole dispositive power over 47,124,289 shares of Common Stock. The percent owned is based on the calculation provided by The Vanguard Group in The Vanguard Group Schedule 13G. Based on the information provided in The Vanguard Group Schedule 13G, the address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(12) This information is as of December 31, 2019 and is based solely on a Schedule 13G/A filed by Capital World Investors with the SEC on February 14, 2020 (the "Capital World Investors Schedule 13G/A"). In accordance with the disclosures set forth in the Capital World Investors Schedule 13G/A, Capital World Investors reports sole voting power and sole dispositive power over 28,997,693 shares of Common Stock. The percent owned is based on the calculation provided by Capital World Investors in the Capital World Investors Schedule 13G/A. Based on the information provided in the Capital World Investors Schedule 13G/A, the address of Capital World Investors is 333 South Hope Street, Los Angeles, California 90071.

(13) This information is as of December 31, 2019 and is based solely on a Schedule 13G/A filed by Blackrock, Inc. with the SEC on February 5, 2020 (the "Blackrock Schedule 13G"). In accordance with the disclosures set forth in the Blackrock Schedule 13G, Blackrock, Inc. reports sole voting power over 18,859,313 shares of Common Stock and sole dispositive power over 21,319,069 shares of Common Stock. The percent owned is based on the calculation provided by Blackrock, Inc. in the Blackrock Schedule 13G. Based on the information provided in the Blackrock Schedule 13G, the address of Blackrock, Inc. is 55 East 52nd Street, New York, NY 10055.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires that the Company's executive officers, other Section 16 reporting officers, directors and persons who own more than 10% of a registered class of the Company's equity securities file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Such executive officers, other Section 16 reporting officers, directors and 10% stockholders are also required by SEC rules to furnish to the Company copies of all Section 16(a) reports that they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that they were not required to file a Form 5, the Company believes that, during the fiscal year ended December 31, 2019, the Company's executive officers, other Section 16 reporting officers, directors and 10% stockholders complied with all Section 16(a) filing requirements applicable to such persons except that a late report was filed on April 22, 2019 relating to an exercise and sale of stock options by Edward Bicks, senior vice president, strategy of the Company; a late report was filed on April 22, 2019 relating to an exercise and sale of stock options by Ernest Cloutier, executive vice president and general manager, global records & information management of the Company and a late report was filed on April 23, 2019 relating to a sale of shares by Theodore MacLean, executive vice president, adjacent businesses of the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following provides certain equity compensation plan information with respect to all of our equity compensation plans in effect as of December 31, 2019:

Plan Category	Number of securities to be issued upon exercise or settlement of outstanding options, warrants and rights	Weighted average exercise or settlement price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	6,838,213[1]	$35.58[2]	4,471,207[3]
Equity compensation plans not approved by security holders	0	0	0
Total	6,838,213	$35.58	4,471,207

[1] Includes: (i) 4,835,721 stock options granted under the Iron Mountain Incorporated 1995 Stock Incentive Plan, the 2002 Plan and the 2014 Plan; (ii) 1,203,599 shares of Common Stock that may be issued upon settlement of outstanding RSUs granted under the 2002 Plan and the 2014 Plan; and (iii) 798,893 shares of Common Stock that may be issued upon settlement of outstanding PUs granted under the 2002 Plan and the 2014 Plan. Each PU represents a contingent right to receive one share of Common Stock.

[2] Weighted average exercise price is calculated inclusive of stock options, RSUs and PUs. For RSUs and PUs, the weighted average exercise price is calculated as the weighted average grant date fair value. If calculated solely for stock options that have an exercise price, the weighted average exercise price of outstanding options at December 31, 2019 is $35.64 per share.

[3] Includes the 2014 Plan and the ESPP.

OTHER MATTERS

OTHER MATTERS BROUGHT BEFORE THE MEETING

The Board is not aware of any other matters that may come before the Annual Meeting. However, if any other matters are properly presented to the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their best judgment on such matters.

ADDITIONAL DOCUMENTATION

The Company will furnish without charge to any stockholder, upon written or oral request, a copy of the Company's Annual Report on Form 10-K, including the financial statements and other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Requests for such documents should be addressed to Corporate Secretary, Iron Mountain Incorporated, One Federal Street, Boston, Massachusetts 02110, telephone number (617) 535-4766.

IRON MOUNTAIN EXECUTIVE OFFICERS

The Board annually elects the officers of the Company. Each officer serves at the discretion of the Board. There are no family relationships between or among any of the Company's officers or directors.

The following are our executive officers who are not director nominees ("Executive Officers"), their ages, their positions and offices held with the Company and certain biographical information, all as of April 1, 2020.

Name	Age	Principal Occupations and Business Experience During the Past Five Years
Ernest W. Cloutier	47	Mr. Cloutier was appointed executive vice president and general manager, global records & information management in November 2019. Prior to this role, Mr. Cloutier served as executive vice president and general manager, international of the Company from April 2017 to October 2019. From June 2014 to December 2016, Mr. Cloutier served as executive vice president, U.S. federal, security and legal, of the Company. In addition, Mr. Cloutier served as the Company's general counsel and secretary until December 2016, positions which he held since joining the Company in December 2007 as a senior vice president. In June 2011 Mr. Cloutier was appointed an executive vice president of the Company, and Mr. Cloutier assumed responsibility for the Company's global security and risk organizations in March 2014. Prior to joining the Company, Mr. Cloutier served as senior vice president, general counsel and secretary for Digitas Inc. from May 2004 to November 2007. Mr. Cloutier holds a bachelor's degree in political science from Bates College and a juris doctor from The American University Washington College of Law.
Deirdre Evens	56	Ms. Evens was appointed executive vice president and north america general manager, records & information management of the Company in July 2018. Prior to this role, Ms. Evens served as executive vice president and chief of operations of the Company from February 2018 to July 2018. From July 2015 to February 2018, Ms. Evens served as executive vice president, chief people officer of the Company. Prior to joining the Company, Ms. Evens served as executive vice president of human resources at Clean Harbors, Inc. ("Clean Harbors"), from September 2011 to July 2015. From June 2008 to September 2011, Ms. Evens served as executive vice president of sales and marketing at Clean Harbors. Ms. Evens currently serves on the board of directors of Regency Centers Corporation, a publicly held REIT. Ms. Evens holds a bachelor's degree in mechanical engineering from Cornell University.
Barry Hytinen	45	Mr. Hytinen was appointed executive vice president and chief financial officer in January 2020. Prior to this role, Mr. Hytinen served as executive vice president and chief financial officer of Hanesbrands Inc., a public American clothing company, from October 2017 to December 2019. Prior to his role at Hanesbrands Inc., Mr. Hytinen served as executive vice president and chief financial officer of Tempur Sealy International, Inc. ("Tempur Sealy"), a public American manufacturer of mattresses and bedding products, from July 2015 to October 2017. He served as executive vice president finance and corporate development at Tempur Sealy from July 2014 to July 2015. Mr. Hytinen holds bachelor's degrees in finance and political science from Syracuse University and a master's in business administration from Harvard University.
Mark Kidd	40	Mr. Kidd was appointed executive vice president and general manager, data centers, in February 2019. Prior to this role, Mr. Kidd served as senior vice president and general manager, data centers from April 2013 to February 2019. Mr. Kidd served as senior vice president, enterprise strategy from January 2010 to April 2013. Mr. Kidd served in various other positions with the Company in corporate strategy, portfolio and capital management from September 2003 to January 2010. Prior to joining the Company, Mr. Kidd worked in investment banking at Thomas Weisel Partners. Mr. Kidd holds a bachelor's degree in economics from Harvard University.

Iron Mountain®

Name	Age	Principal Occupations and Business Experience During the Past Five Years
Deborah Marson	66	Ms. Marson was appointed executive vice president, general counsel and secretary of the Company in December 2016. Ms. Marson served as senior vice president and deputy general counsel from March 2012 to December 2016. Ms. Marson joined the Company as vice president of commercial contracts for north america in November 2009. Prior to joining the Company, Ms. Marson spent 27 years with The Gillette Company, where she most recently served as deputy general counsel. Ms. Marson holds a bachelor's degree in political science from Colby College and a juris doctor from Suffolk University Law School.
Fidelma Russo	56	Ms. Russo was appointed executive vice president and chief technology officer of the Company in March 2017. Prior to joining the Company, Ms. Russo served as senior vice president and general manager at Dell EMC from January 2011 to March 2017, where she led Dell EMC's enterprise storage and software solutions team. From May 2010 to January 2011, Ms. Russo served as chief operating officer of Sepaton, Inc. ("Sepaton"), a privately held provider of storage and software products and services. From September 2007 to May 2010, Ms. Russo served as executive vice president, engineering and development at Sepaton. Ms. Russo currently serves on the board of directors of SBA Communications Corporation, a publicly held company that owns and operates wireless communications. She served on the supervisory board of directors of Wolters Kluwer NV, a global information services company, until December 2019. Ms. Russo holds a bachelor's degree in engineering from University College Cork, Ireland, and a master's degree in computer science from Boston University.
John Tomovcsik	52	Mr. Tomovcsik was appointed executive vice president and chief operating officer of the Company in July 2018. Prior to this role, Mr. Tomovcsik served as executive vice president and general manager, records and information management, of the Company from January 2014 to July 2018. From January 2007 to December 2013, Mr. Tomovcsik served as executive vice president and chief operating officer, Iron Mountain north america, responsible for the operations of the Company's Records Management, Document Management Solutions, Data Management and Secure Shredding core businesses.

ADDITIONAL INFORMATION

Iron Mountain is furnishing this Proxy Statement in connection with the solicitation of proxies by the Board for use at the Annual Meeting or at any adjournment or postponement thereof. All stockholders of record on the Record Date are invited to attend the virtual Annual Meeting. The Company's Annual Report to Stockholders for the year ended December 31, 2019 and the Notice of Internet Availability are first being mailed to the Company's stockholders on or about April 3, 2020.

The Company will bear all costs of solicitation of proxies. Brokers, banks, custodians and other fiduciaries will be requested to forward proxy solicitation materials to the beneficial owners of shares held of record by such persons, and the Company will reimburse brokers, banks, custodians and other fiduciaries for their reasonable out-of-pocket expenses incurred in connection with the distribution of such proxy solicitation materials. Solicitation of proxies by mail may be supplemented by telephone, telecopier or personal solicitation by directors, officers or other regular employees of the Company (who will not receive any additional compensation for any solicitation of proxies).

The Board unanimously recommends that you vote:

FOR the election of each of the Board's nominees for director listed in this Proxy Statement;

FOR the approval of a non-binding, advisory resolution approving the compensation of the Named Executive Officers as described in this Proxy Statement; and

FOR the ratification of the appointment by the Audit Committee of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2020.

STOCKHOLDERS ENTITLED TO VOTE

Iron Mountain's Common Stock is the only class of voting securities outstanding and entitled to vote at the Annual Meeting. As of 5:00 p.m. Eastern Time on the Record Date, 287,869,291 shares of Common Stock (the "Shares"), were outstanding and entitled to vote. Each Share is entitled to one vote on each matter.

HOW TO VOTE

Your vote is very important no matter how many Shares you own. Whether or not you plan to attend the virtual Annual Meeting live via the Internet at https://www.virtualshareholdermeeting.com/IRM2020, we urge you to vote your Shares today.

Stockholders may vote their Shares by completing and returning a proxy card. Stockholders who wish to receive a paper copy of the proxy card to complete and mail to the Company in time for the Annual Meeting may request one at any time on or before April 29, 2020; completed proxy cards must be received by the Company on or before May 12, 2020.

Stockholders may vote their Shares before 11:59 p.m. Eastern Time on May 12, 2020 over the internet or by telephone in the manner provided on the website listed in the Notice of Internet Availability (the "Website").

Stockholders may vote their Shares and submit questions while connected to the Annual Meeting on the Internet. Each stockholder desiring to do so will need the 16-digit control number included on the Notice of Internet Availability mailed to such stockholder. Please be aware that any stockholder attending the virtual Annual Meeting must bear any costs associated with such stockholder's Internet access, such as usage charges from Internet access providers and telephone companies.

IF YOU ARE A REGISTERED HOLDER OF COMMON STOCK

If you are a registered holder of Common Stock, you may vote your Shares either by voting by proxy in advance of the Annual Meeting or by voting at the virtual Annual Meeting while connected to the virtual Annual Meeting on the Internet. By submitting a proxy (on a proxy card or in the manner provided on the Website), you are legally authorizing another person to vote your Shares on your behalf. If you submit your executed proxy card or submit a proxy in the manner provided on the Website, unless you direct otherwise, your Shares will be voted in accordance with the Board's recommendations set forth in this Proxy Statement, and if any other matters are brought before the Annual Meeting (other than the proposals contained in this Proxy Statement), then the individuals listed on the proxy will have the authority to vote your Shares on those other matters in accordance with their discretion and judgment.

In case a quorum is not present at the Annual Meeting, the holders of a majority of the voting power of the Shares present at the Annual Meeting or represented by proxy may adjourn the Annual Meeting (without notice other than announcement of adjournment at the Annual Meeting) to another time or to another time and place.

Whether or not you plan to attend the virtual Annual Meeting, we urge you to promptly vote over the internet or by telephone in the manner provided on the Website or by completing and returning a proxy card. If you later decide to vote while connected to the Annual Meeting on the Internet, the vote you cast at the virtual Annual Meeting will automatically revoke any previously submitted proxy.

IF YOU HOLD YOUR SHARES OF COMMON STOCK "IN STREET NAME"

If your Shares are held in the name of a brokerage firm, bank, nominee or other institution (referred to as "in street name"), you will receive instructions from the holder of record (the "Street Name Holder"), that you must follow in order for you to specify how your Shares will be voted. If you do not specify how you would like your Shares to be voted, your Shares held in street name may still be voted in the event that your Street Name Holder has the authority to vote Shares on certain routine, uncontested proposals for which you do not provide voting instructions. The election of directors and the advisory vote on executive compensation are not routine matters for purposes of broker voting. The ratification of the appointment of our independent registered public accounting firm for the fiscal year ending December 31, 2020 is a routine matter.

IMPORTANT: If your Shares are held in the name of a brokerage firm, bank, nominee or other institution, you should provide instructions to your broker, bank, nominee or other institution on how to vote your Shares. Please contact the person responsible for your account and give instructions for a proxy to be completed for your Shares.

QUORUM

The presence at the Annual Meeting, via the Internet or by proxy, of stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast at the Annual Meeting will constitute a quorum. Shares represented by valid proxies, regardless of whether the proxy is noted as casting a vote or abstaining, and broker non-votes will be treated as present at the Annual Meeting for purposes of determining a quorum. Shares voted by a broker on any item other than a procedural motion will be considered present for purposes of determining a quorum, even if such Shares are not voted on every item.

VOTES REQUIRED

As more fully described in this Proxy Statement:

- Election of each nominee for director requires a majority of the votes cast on his or her nomination;
- Approval of a non-binding, advisory resolution approving the compensation of the Named Executive Officers, as described in this Proxy Statement, requires the affirmative vote of a majority of the votes cast on the proposal; and
- Approval of the proposal to ratify the appointment of the Company's independent registered public accounting firm requires the affirmative vote of a majority of the votes cast on the proposal.

ABSTENTIONS AND BROKER NON-VOTES

A "broker non-vote" occurs on a proposal when a broker identified as the record holder of Shares is not permitted by the rules of the NYSE to vote on that proposal without instruction from the beneficial owner of the Shares and no instruction has been received with respect to that proposal. Under the NYSE rules, brokers may vote on routine matters even without instructions from the Street Name Holder. The election of directors and the advisory vote on executive compensation are not routine matters for purposes of broker voting; therefore, if you do not instruct your broker how to vote with respect to these proposals, your broker may not vote with respect to these proposals and your Shares will be counted as "broker non-votes." The ratification of the appointment of our independent registered public accounting firm for the fiscal year ending December 31, 2020 is a routine matter; therefore, there will be no broker non-votes in connection with that matter.

A properly completed proxy, if received in time for voting and not revoked, will be voted at the Annual Meeting in accordance with the instructions contained therein. Unless otherwise directed, the Shares represented by the proxy card will be voted:

FOR the election of each of the Board's nominees for director listed in this Proxy Statement;

FOR the approval of a non-binding, advisory resolution approving the compensation of our Named Executive Officers as described in this Proxy Statement; and

FOR the ratification of the appointment by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2020.

Abstentions and broker non-votes will not be counted as votes cast and, therefore, will not affect the outcome of the proposals that are being submitted to the Company's stockholders at the Annual Meeting.

Although the advisory vote on the proposed resolution to approve the compensation of our Named Executive Officers is non-binding, the Compensation Committee of the Board will consider the outcome of such vote when making future compensation decisions for any executive required to be listed in the summary compensation table included in our Proxy Statement.

ATTENDANCE AT THE ANNUAL MEETING

Attendance at the Annual Meeting or any adjournment or postponement thereof will be limited to stockholders of record of the Company as of 5:00 p.m. Eastern Time on the Record Date and guests of the Company. If you are a stockholder of record of the Company as of 5:00 p.m. Eastern Time on the Record Date, you may attend the Annual Meeting via the Internet and vote during the Annual Meeting. Please have your Notice of Internet Availability in hand when you access the website and then follow the instructions.

If you hold your Shares in street name, you have the right to direct your broker or other agent on how to vote your Shares in your account. You are also invited to attend the Annual Meeting via the Internet. However, because you are not the stockholder of record, you may not vote your Shares at the Annual Meeting unless you request and obtain a valid proxy card from your broker or other agent. Please follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy card.

REVOCABILITY OF PROXIES

Any stockholder may revoke a submitted proxy by submitting a subsequent proxy (i) on a proxy card to be received by the Company on or before May 12, 2020 or (ii) in accordance with the instructions provided on the Website on or before 11:59 p.m. Eastern Time on May 12, 2020. Also, any stockholder may revoke a submitted proxy by attending the virtual Annual Meeting via the Internet and voting during the Annual Meeting.

Please note, however, that only your last dated proxy will be counted, and any proxy may be revoked at any time prior to its exercise at the Annual Meeting, as described in this Proxy Statement.

If your Shares are held in the name of a brokerage firm, bank, nominee or other institution, and you have instructed your brokerage firm, bank, nominee or other institution to vote your Shares, you must follow the instructions received from your brokerage firm, bank, nominee or other institution to change your voting instruction. Please contact your custodian for detailed instructions on how to revoke your voting instruction and the applicable deadlines.

INFORMATION REGARDING THE COMPANY

Our principal executive offices are located at One Federal Street, Boston, Massachusetts 02110.

The Company's website address, www.ironmountain.com, is included several times in this Proxy Statement as a textual reference only, and the information in the Company's website is not incorporated by reference into this Proxy Statement.

NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

In accordance with rules and regulations of the SEC, instead of mailing a printed copy of our proxy materials to each stockholder of record, the Company may furnish proxy materials via the Internet. Accordingly, all of the Company's stockholders will receive a Notice of Internet Availability, which will be mailed on or about April 3, 2020.

On the date of mailing the Notice of Internet Availability, stockholders will be able to access all of the proxy materials at https://materials.proxyvote.com/46284v. If you receive a Notice of Internet Availability and would like to receive printed copies of the proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability. The proxy materials will be available free of charge, and the Notice of Internet Availability will provide instructions as to how stockholders may access and review all of the important information contained in the proxy materials (including the Company's Annual Report to Stockholders) over the internet or through other methods specified on the Website and instructions as to how they may request a paper or email copy of the proxy card. The Website contains internet and telephone voting instructions for stockholders as to how they may request a paper or email copy of the proxy card.

By Order of the Board of Directors

Deborah Marson

Deborah Marson, *Secretary*
April 3, 2020

